SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(Free translation into English from the original previously issued in Portuguese)

Individual and Consolidated Quarterly Information

Form - ITR for the quarter ended

June 30, 2016

GOL Linhas Aéreas Inteligentes S.A.

June 30, 2016

with Independent Auditors’ Report on their review of the quarterly information

Gol Linhas Aéreas Inteligentes S.A.

Individual and consolidated quarterly information form - ITR

June 30, 2016

Contents

Comments on performance	01
Report of the statutory audit committee (CAE)	08
Declaration of the officers on the quarterly information form - ITR	09
Declaration of the officers on the independent auditors’ review report	10
Independent Auditors’ report on their review of the quarterly information	11

Individual quarterly information form - ITR

Statements of financial position	13
Statements of income	15
Statements of comprehensive income	16
Statements of changes in equity	17
Statements of cash flows	18
Statements of value added	19

Consolidated quarterly information form - ITR

Statements of financial position	20
Statements of income	22
Statements of comprehensive income	23
Statements of changes in equity	24
Statements of cash flows	25
Statements of value added	26
Notes to the quarterly information form - ITR	27

Message from Management

GOL’s second quarter results reflect the Company's right-sizing to current Brazilian economic and airline industry conditions and to improve liquidity.

In the period, which is seasonally the weakest in the year, GOL had net revenue of R$2.1 billion, 2.0% lower than in the same period of 2015. The recurring operating loss in the second quarter of 2016 was R$149.6 million, with an operating margin of minus 7.2% - an improvement of 5.1 percentage points versus same period last year. Non-recurring losses resulting from the restructuring of our fleet were R$21.8 million.

The restructuring plan begun in 2015 completed the following initiatives: (i) the exchange of USD-denominated unsecured debt that reduced GOL's debt by US$101.8 million and generated annual interest savings of US$9.3 million (ii) the renegotiation of debentures with Brazilian banks, postponing R$225 million in 2016 and 2017 amortizations to 2019, and (iii) the renegotiation of leased aircraft, with 7 aircraft already returned.

We finished the quarter in the final stage of negotiations to accelerate the return of 15 additional aircraft under operating leases, which will permit GOL to operate 122 aircraft at year-end end 2016, compared to 144 at the end of 2015.

Based on our values Servir('To Serve') and Inteligência(‘Intelligence’), the new flight network launched on May 1, 2016 brings a greater convenience to our customers.

At Congonhas, the main domestic airport in São Paulo, we adjusted service to provide the best options to key business markets, becoming the leader in number of destinations (at 33) and seat availability to the North and Northeast regions of Brazil, by swapping off-peak short-haul flights to leisure markets, enhancing fleet usage through a longer stage length (+41% YoY at Congonhas and +14.2% overall) and generating a lower CASK due to increased cost dilution.

At the two airports in Rio de Janeiro, the second largest market in Brazil, Santos Dumont (domestic airport) and Galeão (domestic and international airport), we have combined with our strategic partners Air France/ KLM and Delta, to become the most comprehensive network for domestic and international passengers, as we now have the largest number of non-stop flights departing from Rio: 8 international and 25 domestic. For domestic passengers, we have adapted flight times for corporate passengers and created a hub of connections, providing better options between the Southern and Northern regions of Brazil.

At the end of May we began a new route between Recife and Montevideo. Recife is our first base in the Northeast with non-stop flights to the Uruguayan capital, which already has non-stop flights from Guarulhos-São Paulo and Rio de Janeiro.

We maintained our leadership in the number of passengers transported in the domestic market in 1H16 with more than 15 million clients - according to the ANAC (Brazilian Civil Aviation Agency), as well as in the number of tickets issued to corporate customers. It is noteworthy that for the first time in a semester we lead in sales volume to the corporate segment. According to data from the Brazilian Association of Corporate Travel Agencies (ABRACORP), our sales volume share reached 30.1% and in number of tickets our share was 32.3% for the first six months of the year.

In recognition of our efforts to enhance customer experience, we received for the third time the CIC Brasil 2016 Award, awarded by Cliente SA magazine, in the category "Best Customer Experience Project", receiving a gold medal for "Integrated Cell: Ensuring the best flying experience".

The US Federal Aviation Administration (FAA) approved GOL to perform "C-Check" Heavy Check maintenance procedures on our aircraft at our Aircraft Maintenance Center (CMA). With this certification, we can now provide lease return checks and maintenance services to our leased aircraft, opening opportunities for costs savings.

At the end of July we announced the election of Richard Lark to the position of Executive Vice-President, CFO and IRO, replacing Edmar Lopes,who held these positions since 2012 and will assume new responsibilities within the Group.

In compliance with the Group’s corporate governance practices, Richard stepped out of his position as an independent Director and financial expert on the Statutory Audit Committee. André Jánszky and Anna Luiza Constantino have been appointed Directors on the Board.

The completion of our comprehensive restructuring plan will make us even stronger, more competitive and better prepared to create shareholder value and provide an increasingly superior flight experience for our customers.

We would like to thank our employees for their dedication, commitment and engagement. They spare no efforts to take GOL to an even higher level of service quality. We would also like to thank our shareholders and stakeholders for their support and trust.

Paulo Sérgio Kakinoff
CEO of GOL Linhas Aéreas Inteligentes S.A.

Operating and financial indicators

Traffic data - GOL	2Q16	2Q15	% Var.	1H16	1H15	% Var.
RPK GOL – Total	8,096	9,114	-11.2%	17,593	19,286	-8.8%
RPK GOL - Domestic	7,212	8,125	-11.2%	15,608	17,045	-8.4%
RPK GOL - International	884	989	-10.6%	1,985	2,241	-11.4%
ASK GOL – Total	10,766	11,870	-9.3%	23,028	24,903	-7.5%
ASK GOL – Domestic	9,492	10,419	-8.9%	20,347	21,727	-6.3%
ASK GOL - International	1,274	1,451	-12.2%	2,680	3,176	-15.6%
GOL Load Factor - Total	75.2%	76.8%	-1.6 p.p	76.4%	77.4%	-1.0 p.p
GOL Load Factor - Domestic	76.0%	78.0%	-2.0 p.p	76.7%	78.5%	-1.8 p.p
GOL Load Factor - International	69.3%	68.2%	1.1 p.p	74.1%	70.6%	3.5 p.p
Operational data	2Q16	2Q15	% Var.	1H16	1H15	% Var.
Revenue Passengers - Pax on board ('000)	7,353.1	9,388.3	-21.7%	16,395.8	19,509.2	-16.0%
Aircraft Utilization (Block Hours/Day)	10.7	11.2	-3.9%	10.7	11.4	-6.1%
Departures	60,963	77,133	-21.0%	135,161	157,947	-14.4%
Average Stage Length (km)	1,041	912	14.2%	1,006	932	8.0%
Fuel consumption (mm liters)	323	371	-13.0%	696	773	-10.0%
Full-time employees (at period end)	15,280	16,830	-9.2%	15,280	16,830	-9.2%
Average Operating Fleet	114	125	-9.0%	122	128	-4.2%
Financial data	2Q16	2Q15	% Var.	1H16	1H15	% Var.
Net YIELD (R$ cents)	22.12	20.26	9.2%	24.04	21.13	13.8%
Net PRASK (R$ cents)	16.64	15.56	6.9%	18.37	16.36	12.3%
Net RASK (R$ cents)	19.40	17.95	8.1%	20.85	18.62	12.0%
CASK (R$ cents)	21.00	20.06	4.7%	19.68	19.00	3.6%
CASK ex-fuel (R$ cents)	15.50	13.14	18.0%	13.83	12.54	10.3%
CASK (R$ cents) adjusted4	20.80	20.14	3.2%	20.51	19.07	7.6%
CASK ex-fuel (R$ cents) adjusted4	15.30	13.22	15.7%	14.66	12.61	16.2%
Average Exchange Rate [1]	3.5076	3.0729	14.1%	3.7049	2.9715	24.7%
End of period Exchange Rate [1]	3.2098	3.1026	3.5%	3.2098	3.1026	3.5%
WTI (avg. per barrel, US$) [2]	45.6	58.0	-21.2%	39.6	53.3	-25.6%
Price per liter Fuel (R$) [3]	1.83	2.21	-17.3%	1.94	2.08	-6.9%
Gulf Coast Jet Fuel Cost (avg. per liter, US$)[2]	0.34	0.47	-27.7%	0.30	0.45	-33.2%

Bank; 2. Source: Bloomberg; 3. Fuel expenses/liters consumed; 4. Excluding non-recurring results on return of aircraft under finance lease contracts and sale-leaseback transactions. *Certain variation calculations in this report may not match due to rounding.

Domestic market – GOL

Domestic supply decreased by 8.9% in the quarter and 6.3% in the semester, reflecting the network adjustments in May 2016 with the aim of reducing supply between 5% and 8% over the year.

In the second quarter of 2016 domestic demand decreased by 11.2% and 8.4% in 1H16, resulting in a domestic load factor of 76.0%, a decrease of 2.0 p.p. compared to 2Q15, and 76.7%, a decrease of 1.8 p.p. compared to 1H15, respectively.

GOL transported 6.9 million passengers in the domestic market in the quarter, representing a decrease of 22.3% when compared to the same period in 2015. The Company maintained its leadership position in the number of transported passengers in Brazil’s domestic aviation market.

International market - GOL

GOL’s international supply decreased 12.2% in the quarter and 15.6% in 1H16, compared to 2015. International demand showed a decrease of 10.6% between April and June, registering load factor of 69.3%, and, in 1H16, a decrease of 11.4%, leading the international load factor to 74.1%.

During the quarter, GOL transported 420.5 thousand passengers in the international market, 9.2% less than in 2015. For 1H16, the Company transported 962.2 thousand passengers, a decrease of 7.7% compared to the same period in 2015.

Volume of departures and Total seats - GOL

The volume of departures in the overall system was reduced by 21.0% and 14.4% in the second quarter and 1H16, respectively. The total number of seats available of the market fell 20.8% in 2Q16 and 14.3% in the first half of 2016.

PRASK, Yield and RASK

Net PRASK grew by 6.9% and 12.3%, RASK improved 8.1% and 12.0% and yield increased by 9.2% and 13.8%, in comparison with 2Q15 and 1H15, respectively.  It is worth noting the ASK decreased 9.3% in the quarter and 7.5% in the semester.

Operational fleet and fleet plan

Fleet plan	2016	2017	2018	>2018	Total
Fleet (End of Period)	122	125	128
Aircraft Commitments (R$ million)*	274.2	-	1,760.4	45,545.5	47,580.1
Pre-Delivery Payments (R$ million)	-	282.5	476.2	5,302.7	6,061.4

*Considers aircraft list price

Final	2Q16	2Q15	% Var.	1Q16	% Var.
Boeing 737-NG Family	139	142	-3	143	-4
737-800 NG	105	106	-1	107	-2
737-700 NG	34	36	-2	36	-2
Opening for rent Type	2Q16	2Q15	% Var.	1Q16	% Var.
Financial Leasing (737-NG)	37	45	-8	39	-2
Operating Leasing	102	97	+5	104	-2

*Non-operational

At the end of 2Q16, out of a total of 139 Boeing 737-NG aircraft, GOL was operating 119 aircraft on its routes. Of the 20 remaining aircraft, 11 were in the process of being returned to the lessors and 9 were sub-leased to other airlines (of which, 1 will be redelivered to it lessor).

GOL has 102 aircraft under operating leases and 37 under finance leases, 31 of which have a purchase option for when their leasing contracts expire.

The average age of the fleet was 8.0 years at the end of 2Q16. In order to maintain this average low, the Company has 120 firm aircraft acquisition orders with Boeing for fleet renewal by 2027.

Capex

GOL posted a negative net investment of R$380.0 million in the year. For more details on changes in property, plant and equipment, see Note 15 of the interim financial statements. The next aircraft is expected to be received by the Company in July, 2018.

Glossary of industry terms

|        AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.

|        AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.

|        AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.

|        AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.

|        BLOCK HOURS: the time an aircraft is in flight plus taxiing time.

|        BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.

|        BRENT: oil produced in the North Sea, traded on the London Stock Exchange and used as a reference in the European and Asian derivatives markets.

|        CHARTER: a flight operated by an airline outside its normal or regular operations.

|        EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, since aircraft leasing represents a significant operating expense for their business.

|        LESSOR: the party renting a property or other asset to another party, the lessee.

|        LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

|        LONG-HAUL FLIGHTS: long-distance flights (in GOL’s case, flights of more than four hours’ duration).

|        OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK):operating expenses divided by the total number of available seat kilometers.

|        OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL):operating cost divided by the total number of available seat kilometers excluding fuel expenses.

|        OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.

|        PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK):total passenger revenue divided by the total number of available seat kilometers.

|        REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.

|        REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.

|        SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back, enabling use of the resource without owning it.

|        SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.

|        SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a third party.

|        TOTAL CASH:the sum of cash, financial investments and short and long-term restricted cash.

|        WTI Barrel: West Texas Intermediate – the West Texas region, where US oil exploration is concentrated. Serves as a reference for the US petroleum byproduct markets.

|    Yield pEr PASSENGER KILOMETER: the average value paid by a passenger to fly one kilometer.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11)2128-4700

About GLAI - GOL Linhas Aéreas Inteligentes S.A

Brazil's largest air transportation and travel services group, with annual revenues in excess of R$10 billion, with three main businesses: passenger transportation, cargo transportation and coalition loyalty program. GOLis Latin America's largest low-cost and low-fare carrier, operating approximately 860 daily flights to 65 destinations, being 13 international in South America and the Caribbean. GOLLOGis the cargo transportation and logistics business serving more than 3,000 Brazilian municipalities and, through partners, 90 international destinations in 47 countries. SMILESis one of the largest coalition loyalty programs in Latin America, with over 11 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. GLAI shares are traded on BM&FBOVESPA (GOLL4) and NYSE (GOL), GLAI has the following ratings CCC (Standard & Poor's), CC (Fitch) and Caa3 (Moody's).

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice. The Company's non-financial information was not reviewed by the independent auditors.

Report of the statutory audit committee (CAE)

The GOL LINHAS AÉREAS INTELIGENTES S.A. Statutory Audit Committee, in compliance with its legal and statutory obligations, has reviewed the quarterly information for the period ended June 30, 2016. On the basis of the procedures we have undertaken, and taking into account the independent auditors’ review report issued by Ernst & Young Auditores Independentes S.S. and the information and explanations we have received during the period, we consider that these documents are fit to be submitted to the consideration of the Board of Directors.

São Paulo, August 12, 2016.

Germán Pasquale Quiroga Vilardo

Member of the Statutory Audit Committee

Antônio Kandir

Member of the Statutory Audit Committee

Declaration of the officers on the quarterly information form (ITR)

In compliance with the provisions of CVM Instruction No. 480/09, the Executive Board declares that it has discussed, reviewed and approved the quarterly information for the six-month period ended June 30, 2016.

São Paulo, August 12, 2016.

Paulo Sérgio Kakinoff

Chief Executive Officer

Richard Lark

Vice President of Finance and IR Officer

Declaration of the officers on the opinion issued by the independent auditors

In compliance with the provisions of CVM Instruction No. 480/09, the Executive Board declares that it has discussed, reviewed and approved the conclusions expressed in the independent auditors’ report on their review of the quarterly information for the six-month period ended June 30, 2016.

São Paulo, August 12, 2016.

Paulo Sérgio Kakinoff

Chief Executive Officer

Richard Lark

Vice President of Finance and IR Officer

Report on the review of the quarterly information

To

The Shareholders, Board of Directors and Officers

GOL Linhas Aéreas Inteligentes S.A.

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of GOL Linhas Aéreas Inteligentes S.A. (“Company”), identified as Company and Consolidated, respectively, contained in the Quarterly Information (ITR) for the quarter ended June 30, 2016, which comprises the balance sheet as at June 30, 2016 and the related income statement and statement of comprehensive income (loss) for the three and six-month period then ended, the statement of changes in equity and cash flow statement for the six-month period then ended, including explanatory notes.

Company management is responsible for the preparation of interim individual financial information in accordance with the Technical Pronouncement of the Accounting Pronouncements Committee (CPC) 21 (R1) – Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21 (R1) and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of these information in compliance with the rules issued by the Brazilian Securities Commission (“CVM”), applicable to the preparation of Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. The scope of a review is significantly narrower than an audit conducted in accordance with Brazilian and International Standards on Auditing and, consequently , does not enable us to obtain assurance that we would become aware of all significant matters that might have be identified in an audit. Accordingly, we do not express and audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing came to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the Quarterly Information referred to above was not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34 applicable to the preparation of Quarterly Financial Information (ITR), consistently with the standards issued by the Brazilian Securities Commission (CVM).

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added for the six-month period ended June 30, 2016, prepared under the responsibility of management, the presentation of which in the interim financial information is required by rules issued by the Brazilian Securities Commission (CVM) applicable to the preparation of Quarterly Financial Information (ITR), and as supplementary information by IFRS, whereby no statement of value added presentation is required. These statements have been subjected to the same review procedures previously described and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, in accordance with the overall accompanying interim individual and consolidated interim financial information.

São Paulo, August 12, 2016.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Vanessa Martins Bernardi

Accountant CRC-1SP244569/O-3

Statements of financial position - Individual

As of June 30, 2016 and December 31, 2015 (In millions of Brazilian Reais - R$)

Line code	Line item	Current Year 06/30/2016	Prior Year 12/31/2015
1	Total assets	2,704,000	2,842,000
1.01	Current assets	255,000	683,000
1.01.01	Cash and cash equivalents	55,000	387,000
1.01.02	Short-term investments	177,000	195,000
1.01.06	Recoverable taxes	7,000	6,000
1.01.08	Other current assets	16,000	95,000
1.01.08.01	Noncurrent assets held for sale	-	59,000
1.01.08.01.01	Restricted cash	-	59,000
1.01.08.03	Others	16,000	36,000
1.02	Noncurrent assets	2,449,000	2,159,000
1.02.01	Long-term assets	1,853,000	963,000
1.02.01.06	Taxes	24,000	25,000
1.02.01.06.01	Deferred taxes	8,000	8,000
1.02.01.06.02	Recoverable taxes	16,000	17,000
1.02.01.08	Related-party transactions	1,754,000	883,000
1.02.01.08.04	Other related-party transactions	1,754,000	883,000
1.02.01.09	Other noncurrent assets	75,000	55,000
1.02.01.09.03	Deposits	37,000	31,000
1.02.01.09.04	Restricted cash	33,000	24,000
1.02.01.09.05	Other	5,000	-
1.02.02	Investments	196,000	213,000
1.02.03	Property, plant and equipment	400,000	983,000

Statements of financial position - Individual

As of June 30, 2016 and December 31, 2015 (In millions of Brazilian Reais - R$)

Line code	Line item	Current Year 06/30/2016	Prior Year 12/31/2015
2	Total liabilities and stockholder’s equity	2,704,000	2,842,000
2.01	Current liabilities	382,000	136,000
2.01.02	Suppliers	5,000	7,000
2.01.04	Short-term debt	375,000	128,000
2.01.05	Other liabilities	2,000	1,000
2.01.05.02	Other	-	1,000
2.01.05.02.04	Other liabilities	-	1,000
2.02	Noncurrent liabilities	5,925,000	7,253,000
2.02.01	Long-term debt	3,210,000	4,239,000
2.02.02	Other non-current liabilities	21,000	27,000
2.02.02.01	Liabilities with related-party transactions	21,000	27,000
2.02.04	Provisions	2,694,000	2,987,000
2.02.04.02	Other provisions	2,694,000	2,987,000
2.02.04.02.04	Loss on investment	2,694,000	2,987,000
2.03	Shareholder’s equity	(3,603,000)	(4,547,000)
2.03.01	Issued capital	3,038,000	3,038,000
2.03.01.01	Capital stock	3,080,000	3,080,000
2.03.01.02	Share issuance costs	(42,000)	(42,000)
2.03.02	Capital reserves	192,000	179,000
2.03.02.01	Premium on issue of shares	28,000	28,000
2.03.02.02	Special reserve	71,000	71,000
2.03.02.05	Treasury shares	(15,000)	(23,000)
2.03.02.07	Shared-based payments	108,000	103,000
2.03.05	Accumulated losses	(7,320,000)	(8,275,000)
2.03.06	Equity valuation adjustments	487,000	511,000
2.03.06.01	Equity valuation adjustments	(200,000)	(179,000)
2.03.06.02	Gains on change in investment	687,000	690,000

The accompanying notes are an integral part of the quarterly information.

Statements of financial position - Individual

Periods ended June 30, 2016 and 2015

(In millions of Brazilian Reais - R$, except basic and diluted earnings (loss) per share)

		Current Quarter	Current Year	Same Quarter Prior Year	Prior Year YTD
Line code	Line item	04/01/2016 to 06/30/2016	01/01/2016 to 06/30/2016	04/01/2015 to 06/30/2015	01/01/2015 to 06/30/2015
3.04	Operating (expenses) revenues	(53,000)	481,000	(433,000)	(707,000)
3.04.02	General and administrative expenses	(5,000)	(7.000)	(3,000)	(6,000)
3.04.04	Other operating income	10.000	223,000	10,000	18,000
3.04.06	Equity in subsidiaries	(58,000)	265,000	(440,000)	(719,000)
3.05	Result before income taxes and financial result	(53,000)	481,000	(433,000)	(707,000)
3.06	Financial result	306,000	474,000	37,000	(387,000)
3.06.01	Financial income	407,000	670,000	99,000	5,000
3.06.01.01	Financial income	23,000	46,000	2,000	5,000
3.06.01.02	Exchange variation, net	384,000	624,000	97,000	-
3.06.02	Financial expenses	(101,000)	(196,000)	(62,000)	(392,000)
3.06.02.01	Financial expenses	(101,000)	(196,000)	(62,000)	(118,000)
3.06.02.02	Exchange variation, net	-	-	-	(274,000)
3.07	Result before income taxes	253,000	955,000	(396,000)	(1,094,000)
3.08	Income taxes	-	-	-	(6,000)
3.08.01	Current	-	-	-	(4,000)
3.08.02	Deferred	-	-	-	(2,000)
3.09	Result from continuing operations, net	253,000	955,000	(396,000)	(1,100,000)
3.11	Net profit (loss) for the period	253,000	955,000	(396,000)	(1,100,000)
3.99	Income (loss) per share – (Reais/share)
3.99.01	Basic loss per share
3.99.01.01	Common	0.02100	(0.07900)	(0.04000)	(0.11200)
3.99.01.02	Preferred	0.73300	(2.76100)	(1.40700)	(3.91300)
3.99.02	Diluted loss per share
3.99.02.01	Common	0.02100	0.07900	(0.04000)	(0.11200)
3.99.02.02	Preferred	0.73300	2.76100	(1.40800)	(3.91400)

The accompanying notes are an integral part of the quarterly information.

Statements of comprehensive income - Individual

Periods ended June 30, 2016 and 2015

(In millions of Brazilian Reais - R$)

		Current Quarter	Current Year	Same Quarter Prior Year	Prior Year YTD
Line code	Line item	04/01/2016 to 06/30/2016	01/01/2016 to 06/30/2016	04/01/2015 to 06/30/2015	01/01/2015 to 06/30/2015
4.01	Net profit (loss) for the period	253,000	955,000	(396,000)	(1,100,000)
4.02	Other comprehensive income (loss)	(9,000)	(21,000)	37,000	(3,000)
4.02.01	Cash flow hedges	(14,000)	(32,000)	56,000	(4,000)
4.02.02	Tax effect	5,000	11,000	(19,000)	1,000
4.03	Comprehensive income (loss) for the period	244,000	934,000	(359,000)	(1,103,000)

The accompanying notes are an integral part of the quarterly information.

Statements of cash flows - Individual

Periods ended June 30, 2016 and 2015

(In millions of Brazilian Reais - R$)

		Current Year	Prior Year
Line code	Line item	01/01/2016 to 06/30/2016	01/01/2015 to 06/30/2015
6.01	Net cash flows from operating activities	137,000	140,000
6.01.01	Cash flows from operating activities	(859,000)	1,166,000
6.01.01.02	Deferred taxes	-	2,000
6.01.01.03	Equity in subsidiaries	(265,000)	719,000
6.01.01.04	Share-based payments	1,000	3,000
6.01.01.05	Exchange and monetary variations, net	(634,000)	419,000
6.01.01.06	Interest on loans	134,000	106,000
6.01.01.07	Interest paid	(176,000)	(83,000)
6.01.01.11	Write-off of property, plant and equipment and intangible assets	81,000	-
6.01.02	Changes assets and liabilities	41,000	74,000
6.01.02.02	Short-term investments	18,000	56,000
6.01.02.03	Deposits	(6,000)	(4,000)
6.01.02.06	Suppliers	(2,000)	1,000
6.01.02.10	Other assets	31,000	21,000
6.01.03	Others	955,000	(1,100,000)
6.01.03.01	Net Income (loss) for the period	955,000	(1,100,000)
6.02	Net cash used in investing activities	(469,000)	(134,000)
6.02.02	Transactions with related parties	(969,000)	(93,000)
6.02.03	Restricted cash	50,000	(8,000)
6.02.05	Advances for future capital increase in subsidiary	(192,000)	(3,000)
6.02.07	Advances for purchase of property, plant and equipment, net	502,000	(30,000)
6.02.08	Dividends received	146,000	-
6.02.09	Sale of investments through dilution of corporate interest	(6,000)	-
6.03	Net cash generated by financing activities	-	(125,000)
6.03.03	Transactions with related parties	-	(125,000)
6.04	Foreign exchange variation on cash in foreign subsidiaries	-	(39,000)
6.05	Net decrease in cash and cash equivalents	(332,000)	(158,000)
6.05.01	Cash and cash equivalents at beginning of the period	387,000	459,000
6.05.02	Cash and cash equivalents at the end of the period	55,000	301,000

The accompanying notes are an integral part of the quarterly information.

Statements of changes in equity - Parent Company

Periods ended June 30, 2016 and 2015

(In millions of Brazilian Reais - R$)

Statements of changes in equity – From 01/01/2015 to 06/30/2015

Line code	Line item	Capital stock	Capital reserves, options granted and treasury shares	Accumulated losses	Other comprehensive loss	Total equity
5.01	Opening balance	2,582,000	853,000	(3,815,000)	(139,000)	(519,000)
5.03	Adjusted balance	2,582,000	853,000	(3,815,000)	(139,000)	(519,000)
5.04	Stockholder’s capital transactions	-	8,000	-	-	8,000
5.04.09	Share-based payments	-	5,000	-	-	5,000
5.04.12	Gains on change on investment	-	3,000	-	-	3,000
5.05	Total comprehensive loss	-	-	(1,100,000)	(2,000)	(1,102,000)
5.05.01	Net loss for the period	-	-	(1,100,000)	-	(1,100,000)
5.05.02	Other comprehensive loss	-	-	-	(2,000)	(2,000)
5.05.02.07	Other comprehensive result, net	-	-	-	(2,000)	(2,000)
5.07	Closing balance	2,582,000	861,000	(4,915,000)	(141,000)	(1,613,000)

Statements of changes in equity – From 01/01/2016 to 06/30/2016

Line code	Line item	Capital stock	Capital reserves, options granted and treasury shares	Accumulated losses	Other comprehensive loss	Total equity
5.01	Opening balance	3,038,000	869,000	(8,275,000)	(179,000)	(4,547,000)
5.03	Adjusted balance	3,038,000	869,000	(8,275,000)	(179,000)	(4,547,000)
5.04	Stockholder’s capital transactions	-	10,000	-	-	10,000
5.04.08	Effects of dilution of corporate interest	-	(3,000)	-	-	(3,000)
5.04.09	Stock options	-	13,000	-	-	13,000
5.05	Total comprehensive loss	-	-	955,000	(21,000)	934,000
5.05.01	Net loss for the period	-	-	955,000	-	955,000
5.05.02	Other comprehensive loss	-	-	-	(21,000)	(21,000)
5.05.02.07	Other comprehensive result, net	-	-	-	(21,000)	(21,000)
5.07	Closing balance	3,038,000	879,000	(7,320,000)	(200,000)	(3,603,000)

The accompanying notes are an integral part of the quarterly information.

Value added statements - Individual

Periods ended June 30, 2016 and 2015 (In millions of Brazilian Reais - R$)

		Current Year	Prior Year
Line code	Line item	01/01/2016 to 06/30/2016	01/01/2015 to 06/30/2015
7.01	Revenue	247,000	18,000
7.01.02	Other revenue	247,000	18,000
7.01.02.02	Other operating income	247,000	18,000
7.02	Acquired from third parties	(30,000)	(3,000)
7.02.02	Material, power, third-party services and other	(30,000)	(3,000)
7.03	Gross value added	217,000	15,000
7.05	Added value produced	217,000	15,000
7.06	Value added received in transfer	508,000	(714,000)
7.06.01	Equity in subsidiaries	265,000	(719,000)
7.06.02	Financial income	243,000	5,000
7.07	Total value added for distribution (distributed)	725,000	(699,000)
7.08	Total value added for distribution (distributed)	725,000	(699,000)
7.08.01	Employees	1,000	3,000
7.08.01.01	Salaries	1,000	3,000
7.08.02	Tax, charges and contributions	1,000	7,000
7.08.02.01	Federal taxes	1,000	7,000
7.08.03	Remuneration of third party capital	(232,000)	391,000
7.08.03.01	Interest	(232,000)	391,000
7.08.04	Remuneration of own capital	955,000	(1,100,000)
7.08.04.03	Income (loss) for the period	955,000	(1,100,000)

Statements of financial position - Consolidated

As of June 30, 2016 and December 31, 2015 (In millions of Brazilian Reais - R$)

Line code	Line item	Current Year 06/30/2016	Prior Year 12/31/2015
1	Total assets	8,753,000	10,369,000
1.01	Current assets	2,163,000	2,462,000
1.01.01	Cash and cash equivalents	607,000	1,072,000
1.01.02	Short-term investments	397,000	551,000
1.01.02.01	Short-term investments at fair value	397,000	551,000
1.01.02.01.03	Restricted cash	-	59,000
1.01.02.01.04	Short-term investments	397,000	492,000
1.01.03	Trade receivables	763,000	463,000
1.01.04	Inventories	187,000	199,000
1.01.06	Recoverable taxes	45,000	58,000
1.01.08	Other current assets	164,000	119,000
1.01.08.03	Others	164,000	119,000
1.01.08.03.03	Other credits	164,000	117,000
1.01.08.03.04	Derivatives	-	2,000
1.02	Noncurrent assets	6,590,000	7,907,000
1.02.01	Long-term assets	1,687,000	1,917,000
1.02.01.06	Taxes	179,000	181,000
1.02.01.06.01	Deferred Taxes	108,000	108,000
1.02.01.06.02	Recoverable taxes	71,000	73,000
1.02.01.09	Other noncurrent assets	1,508,000	1,736,000
1.02.01.09.03	Restricted cash	361,000	676,000
1.02.01.09.04	Deposits	1,119,000	1,020,000
1.02.01.09.05	Other credits	28,000	40,000
1.02.02	Investments	14,000	18,000
1.02.03	Property, plant and equipment	3,161,000	4,257,000
1.02.03.01	Property, plant and equipment in operation	1,626,000	2,175,000
1.02.03.01.01	Other flight equipment	1,351,000	1,420,000
1.02.03.01.02	Advances for property, plant and equipment acquisition	157,000	624,000
1.02.03.01.04	Others	118,000	131,000
1.02.03.02	Property, plant and equipment under leasing	1,535,000	2,082,000
1.02.03.02.01	Property, plant and equipment under finance leases	1,535,000	2,082,000
1.02.04	Intangible	1,728,000	1,715,000
1.02.04.01	Intangible	1,186,000	1,173,000
1.02.04.02	Goodwill	542,000	542,000

The accompanying notes are an integral part of the quarterly information.

Statements of financial position - Consolidated

As of June 30, 2016 and December 31, 2015 (In millions of Brazilian Reais - R$)

Line code	Line item	Current Year 06/30/2016	Prior Year 12/31/2015
2	Total liabilities and equity	8,753,000	10,369,000
2.01	Current liabilities	5,035,000	5,544,000
2.01.01	Salaries	256,000	251,000
2.01.01.02	Salaries	256,000	251,000
2.01.02	Suppliers	866,000	902,000
2.01.03	Taxes payable	118,000	119,000
2.01.04	Short-term debt	998,000	1,397,000
2.01.05	Other current liabilities	2,636,000	2,668,000
2.01.05.02	Others	2,636,000	2,668,000
2.01.05.02.04	Taxes and landing fees	278,000	314,000
2.01.05.02.05	Advance ticket sales	1,079,000	1,207,000
2.01.05.02.06	Mileage program	808,000	770,000
2.01.05.02.07	Advances from customers	167,000	13,000
2.01.05.02.08	Other current liabilities	126,000	223,000
2.01.05.02.09	Derivatives	178,000	141,000
2.01.06	Provisions	161,000	207,000
2.02	Noncurrent liabilities	7,105,000	9,148,000
2.02.01	Long-term debt	5,956,000	7,908,000
2.02.02	Other non-current liabilities	319,000	331,000
2.02.02.02	Others	319,000	331,000
2.02.02.02.03	Mileage program	225,000	221,000
2.02.02.02.05	Taxes payable	42,000	39,000
2.02.02.02.06	Other non-current liabilities	52,000	71,000
2.02.03	Deferred taxes	239,000	245,000
2.02.03.01	Deferred income tax and social contribution	239,000	245,000
2.02.04	Provisions	591,000	664,000
2.03	Equity	(3,387,000)	(4,323,000)
2.03.01	Capital stock	2,925,000	2,925,000
2.03.01.01	Capital stock	3,080,000	3,080,000
2.03.01.02	Share issuance costs	(155,000)	(155,000)
2.03.02	Capital reserves	192,000	179,000
2.03.02.01	Capital reserves	28,000	28,000
2.03.02.02	Capital reserves	71,000	71,000
2.03.02.05	Treasury shares	(15,000)	(23,000)
2.03.02.07	Share-based payments reserve	108,000	103,000
2.03.05	Accumulated losses	(7,207,000)	(8,162,000)
2.03.06	Other comprehensive income	487,000	511,000
2.03.06.01	Equity valuation adjustments	(200,000)	(179,000)
2.03.06.02	Gains on change in investment	687,000	690,000
2.03.09	Non-controlling interests	216,000	224,000

The accompanying notes are an integral part of the quarterly information.

Statements of operations - Consolidated

Periods ended June 30, 2016 and 2015 (In millions of Brazilian Reais - R$, except basic and diluted earnings (loss) per share)

		Current Quarter	Current Year	Same Quarter Prior Year	Prior Year YTD
Line code	Line item	04/01/2016 to 06/30/2016	01/01/2016 to 06/30/2016	04/01/2015 to 06/30/2015	01/01/2015 to 06/30/2015
3.01	Sales and services revenue	2,089,000	4,802,000	2,131,000	4,636,000
3.01.01	Passenger	1,791,000	4,230,000	1,847,000	4,074,000
3.01.02	Cargo and other	298,000	572,000	284,000	562,000
3.02	Cost of sales and/or services	(1,838,000)	(3,937,000)	(1,993,000)	(3,956,000)
3.03	Gross profit	251,000	865,000	138,000	680,000
3.04	Operating expenses	(422,000)	(599,000)	(388,000)	(777,000)
3.04.01	Sales expenses	(224,000)	(423,000)	(235,000)	(441,000)
3.04.01.01	Marketing expenses	(224,000)	(423,000)	(235,000)	(441,000)
3.04.02	General and administrative expenses	(173,000)	(360,000)	(162,000)	(352,000)
3.04.04	Other operating income	-	187,000	10,000	19,000
3.04.05	Other operating expenses	(26,000)	-	-	-
3.04.06	Equity in subsidiaries	1,000	(3,000)	(1,000)	(3,000)
3.05	Income before taxes and financial result	(171,000)	266,000	(250,000)	(97,000)
3.06	Financial result	543,000	929,000	16,000	(850,000)
3.06.01	Financial income	897,000	1,622,000	274,000	210,000
3.06.01.01	Financial income	118,000	190,000	69,000	210,000
3.06.01.02	Exchange variation, net	779,000	1,432,000	205,000	-
3.06.02	Financial expenses	(354,000)	(693,000)	(258,000)	(1,060,000)
3.06.02.01	Exchange variation, net	-	-	-	(568,000)
3.06.02.02	Financial expenses	(354,000)	(693,000)	(258,000)	(492,000)
3.07	Loss before income taxes	372,000	1,195,000	(234,000)	(947,000)
3.08	Tax expenses	(62,000)	(128,000)	(121,000)	(81,000)
3.08.01	Current	(61,000)	(124,000)	(4,000)	8,000
3.08.02	Deferred	(1,000)	(4,000)	(117,000)	(89,000)
3.09	Net loss from continuing operations	310,000	1,067,000	(355,000)	(1,028,000)
3.11	Net loss for the period	310,000	1,067,000	(355,000)	(1,028,000)
3.11.01	Attributable to Company’ shareholders	253,000	955,000	(396,000)	(1,100,000)
3.11.02	Attributable to non-controlling Company’ shareholders	57,000	112,000	41,000	72,000
3.99	Income (loss) per share – (Reais/share)
3.99.01	Basic loss per share
3.99.01.01	Common	0.02100	0.07900	(0.04000)	(0.11200)
3.99.01.02	Preferred	0.73300	2.76100	(1.40700)	(3.91300)
3.99.02	Diluted loss per share
3.99.02.01	Common	0.02100	0.07900	(0.04000)	(0.11200)
3.99.02.02	Preferred	0.73300	2.76100	(1.40800)	(3.91400)

The accompanying notes are an integral part of the quarterly information.

Statements of comprehensive income - Consolidated

Periods ended June 30, 2016 and 2015

(In millions of Brazilian Reais - R$)

		Current Quarter	Current Year	Same Quarter Prior Year	Prior Year YTD
Line code	Line item	04/01/2016 to 06/30/2016	01/01/2016 to 06/30/2016	04/01/2015 to 06/30/2015	01/01/2015 to 06/30/2015
4.01	Net loss for the period	310,000	1,067,000	(355,000)	(1,028,000)
4.02	Other comprehensive income (loss)	(9,000)	(21,000)	37,000	(3,000)
4.02.01	Cash flow hedges	(14,000)	(32,000)	56,000	(4,000)
4.02.02	Tax effect	5,000	11,000	(19,000)	1,000
4.03	Comprehensive income (loss) for the period	301,000	1,046,000	(318,000)	(1,031,000)
4.03.01	Attributable to Company’ shareholders	244,000	934,000	(359,000)	(1,103,000)
4.03.02	Attributable to non-controlling Company’ shareholders	57,000	112,000	41,000	72,000

The accompanying notes are an integral part of the quarterly information.

Statements of cash flows - Consolidated

Periods ended June 30, 2016 and 2015 (In millions of Brazilian Reais - R$)

		Current Year	Prior Year
Line code	Line item	01/01/2016 to 06/30/2016	01/01/2015 to 06/30/2015
6.01	Net cash flows (used in) from operating activities	(545,000)	555,000
6.01.01	Cash flows from operating activities	(447,000)	1,447,000
6.01.01.01	Depreciation and amortization	225,000	198,000
6.01.01.02	Allowance for doubtful accounts	7,000	20,000
6.01.01.03	Provisions for legal proceedings	22,000	25,000
6.01.01.04	Provision for inventory obsolescence	-	2,000
6.01.01.05	Deferred taxes	4,000	(8,000)
6.01.01.06	Share-based payments	8,000	6,000
6.01.01.07	Exchange and monetary variations, net	(1,208,000)	902,000
6.01.01.08	Interest on loans, financial lease and amortization of costs on loans	330,000	282,000
6.01.01.09	Unrealized hedge results, net	43,000	(5,000)
6.01.01.12	Write-off property, plant and equipment and intangible assets	114,000	7,000
6.01.01.14	Provision for profit sharing	5,000	15,000
6.01.01.15	Equity in subsidiaries	3,000	3,000
6.01.02	Changes assets and liabilities	(1,165,000)	136,000
6.01.02.01	Trade receivables	(307,000)	(118,000)
6.01.02.02	Short-term investments	(54,000)	280,000
6.01.02.03	Inventories	12,000	(32,000)
6.01.02.04	Deposits	(240,000)	53,000
6.01.02.05	Recoverable taxes	15,000	-
6.01.02.07	Suppliers	(48,000)	61,000
6.01.02.08	Advanced ticket sales	(128,000)	(19,000)
6.01.02.09	Obligations arising from derivative transactions	(36,000)	2,000
6.01.02.10	Advances from customers	154,000	71,000
6.01.02.11	Salaries, wages and benefits	-	6,000
6.01.02.12	Taxes and airport fees	(36,000)	13,000
6.01.02.13	Tax obligations	96,000	50,000
6.01.02.14	Provisions	(76,000)	(17,000)
6.01.02.15	Other assets (liabilities )	(121,000)	(19,000)
6.01.02.16	Interest paid	(344,000)	(247,000)
6.01.02.17	Income tax paid	(94,000)	(80,000)
6.01.02.18	Mileage program	42,000	132,000
6.01.03	Other	1,067,000	(1,028,000)
6.01.03.01	Net profit (loss) for the period	1,067,000	(1,028,000)
6.02	Net cash generated by (used in) investing activities	840,000	(448,000)
6.02.03	Restricted cash	374,000	(7,000)
6.02.04	Property, plant and equipment	(76,000)	(309,000)
6.02.05	Intangible	(9,000)	(20,000)
6.02.08	Advances for purchase of property, plant and equipment, net	467,000	(36,000)
6.02.09	Short-term investments – Smiles subsidiary	83,000	(77,000)
6.02.10	Dividends received through subsidiary	1,000	1,000
6.03	Net cash flows used in financing activities	(741,000)	(234,000)
6.03.01	Loan funding, net of issuance costs	-	298,000
6.03.02	Loan payments	(361,000)	(352,000)
6.03.04	Capital increase from non-controlling shareholders	4,000	4,000
6.03.06	Finance lease payments	(230,000)	(184,000)
6.03.08	Dividends paid to non-controlling shareholders	(154,000)	-
6.04	Foreign exchange and monetary variations, net	(19,000)	(149,000)
6.05	Net increase in cash and cash equivalents	(465,000)	(276,000)
6.05.01	Cash and cash equivalents at beginning of the period	1,072,000	1,899,000
6.05.02	Cash and cash equivalents at end of the period	607,000	1,623,000

Statements of changes in equity - Consolidated

Periods ended June 30, 2016 and 2015 (In millions of Brazilian Reais - R$)

Statements of changes in equity – From 01/01/2015 to 06/30/2015

Line code	Line item	Capital Stock	Capital reserves, options granted and treasury shares	Accumulated losses	Other Comprehensive loss	Consolidated Equity	Non-controlling Interests	Total consolidated equity
5.01	Opening balance	2,469,000	853,000	(3,701,000)	(139,000)	(518,000)	185,000	(333,000)
5.03	Adjusted balance	2,469,000	853,000	(3,701,000)	(139,000)	(518,000)	185,000	(333,000)
5.04	Stockholder’s capital transactions	-	9,000	-	-	9,000	(91,000)	(82,000)
5.04.08	Stock options exercised	-	-	-	-	-	4,000	4,000
5.04.12	Share-based payments	-	6,000	-	-	6,000	-	6,000
5.04.13	Dividend distributed	-	-	-	-	-	(96,000)	(96,000)
5.04.14	Gains on change on investment	-	3,000	-	-	3,000	1,000	4,000
5.05	Total comprehensive (loss) income	-	-	(1,100,000)	(2,000)	(1,102,000)	72,000	(1,030,000)
5.05.01	Net loss for the period	-	-	(1,100,000)	-	(1,100,000)	72,000	(1,028,000)
5.05.02	Other comprehensive income (loss)	-	-	-	(2,000)	(2,000)	-	(2,000)
5.05.02.08	Other comprehensive results, net	-	-	-	(2,000)	(2,000)	-	(2,000)
5.07	Closing balance	2,469,000	862,000	(4,801,000)	(141,000)	(1,611,000)	166,000	(1,445,000)

Statements of changes in equity – From 01/01/2016 to 06/30/2016

Line code	Line item	Capital Stock	Capital reserves, options granted and treasury shares	Accumulated losses	Other Comprehensive loss	Consolidated Equity	Non-controlling Interests	Total consolidated equity
5.01	Opening balance	2,925,000	869,000	(8,162,000)	(179,000)	(4,547,000)	224,000	(4,323,000)
5.03	Adjusted balance	2,925,000	869,000	(8,162,000)	(179,000)	(4,547,000)	224,000	(4,323,000)
5.04	Stockholder’s capital transactions	-	10,000	-	-	10,000	(120,000)	(110,000)
5.04.08	Stock options exercised	-	-	-	-	-	4,000	4,000
5.04.09	Loss on change on investment	-	(3,000)	-	-	(3,000)	-	(3,000)
5.04.11	Share-based payments	-	13,000	-	-	13,000	-	13,000
5.04.12	Dividend distributed	-	-	-	-	-	(124,000)	(124,000)
5.05	Total comprehensive (loss) income	-	-	955,000	(21,000)	(934,000)	112,000	1,046,000
5.05.01	Net loss for the period	-	-	955,000	-	(955,000)	112,000	1,067,000
5.05.02	Other comprehensive income (loss)	-	-	-	(21,000)	(21,000)	-	(21,000)
5.05.02.08	Other comprehensive results, net	-	-	-	(21,000)	(21,000)	-	(21,000)
5.07	Closing balance	2,925,000	879,000	(7,207,000)	(200,000)	(3,603,000)	216,000	(3,387,000)

The accompanying notes are an integral part of the quarterly information.

Value added statements - Consolidated

Periods ended June 30, 2016 and 2015 (In millions of Brazilian Reais - R$)

		Current Year	Prior Year
Line code	Line item	01/01/2016 to 06/30/2016	01/01/2015 to 06/30/2015
7.01	Revenue	5,373,000	4,973,000
7.01.02	Other revenue	5,370,000	4,937,000
7.01.02.01	Passengers, cargo and other	5,123,000	4,919,000
7.01.02.02	Other operating income	247,000	18,000
7.01.04	Allowance/reversal for doubtful accounts	3,000	36,000
7.02	Acquired from third parties	(3,228,000)	(3,317,000)
7.02.02	Material, power, third-party services and other	(1,571,000)	(1,357,000)
7.02.04	Other	(1,657,000)	(1,960,000)
7.02.04.01	Suppliers of fuel and lubrificants	(1,384,000)	(1,640,000)
7.02.04.02	Aircraft insurance	(18,000)	(13,000)
7.02.04.03	Sales and advertising	(255,000)	(307,000)
7.03	Gross value added	2,145,000	1,656,000
7.04	Retentions	(225,000)	(198,000)
7.04.01	Depreciation, amortization and exhaustion	(225,000)	(198,000)
7.05	Added value produced	1,920,000	1,458,000
7.06	Value added received in transfer	2,068,000	207,000
7.06.01	Equity in subsidiaries	(3,000)	(3,000)
7.06.02	Financial income	2,071,000	210,000
7.07	Total wealth for distribution	3,988,000	1,665,000
7.08	Wealth for distribution	3,988,000	1,665,000
7.08.01	Employees	748,000	751,000
7.08.01.01	Salaries	613,000	609,000
7.08.01.02	Benefits	82,000	90,000
7.08.01.03	F.G.T.S.	53,000	52,000
7.08.02	Tax, charges and contributions	445,000	422,000
7.08.02.01	Federal taxes	427,000	408,000
7.08.02.02	State taxes	17,000	13,000
7.08.02.03	Municipal taxes	1,000	1,000
7.08.03	Remuneration of third party capital	1,728,000	1,520,000
7.08.03.01	Interest	1,095,000	1,048,000
7.08.03.02	Rent	604,000	459,000
7.08.03.03	Other	29,000	13,000
7.08.04	Remuneration of own capital	1,067,000	(1,028,000)
7.08.04.03	Loss for the period	955,000	(1,100,000)
7.08.04.04	Non-controlling interest	112,000	72,000

The accompanying notes are an integral part of the quarterly information.

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

1.  Operations

Gol Linhas Aéreas Inteligentes S.A. (the “Company” or “GLAI”) is a publicly-listed company established on March 12, 2004, in accordance with Brazilian corporate legislation. The Company is engaged in controlling its subsidiaries: (i) VRG Linhas Aéreas S.A. (“VRG”), which essentially explores (a) the regular and nonregular flight transportation services of passengers, cargo and mailbags, domestically or internationally, according to the concessions granted by the competent authorities; and (b) complementary activities of flight transport services provided in its By-laws; and (ii) Smiles S.A., which mainly operates (a) the development and management of its own or third party’s customer loyalty program, and (b) the sale of redemption rights of awards related to the loyalty program.

Additionally, the Company is the direct parent Company of the wholly-owned subsidiaries GAC Inc. (“GAC”), Gol Finance Inc. (“Gol Finance”), Gol LuxCo S.A. (“Gol LuxCo”) and Gol Dominicana Lineas Aereas SAS (“Gol Dominicana”), and indirect parent Company of Webjet Participações S.A. (“Webjet”).

The Company’s registered office is at Pça. Comandante Linneu Gomes, s/n, portaria 3, prédio 24, Jardim Aeroporto, São Paulo, Brazil.

The Company’s shares are traded on the BM&FBOVESPA and on the New York Stock Exchange (“NYSE”). The Company adopted Level 2 Differentiated Corporate Governance Practices from BM&FBOVESPA and is included in the Special Corporate Governance Stock Index (“IGC”) and the Special Tag Along Stock Index (“ITAG”), which were created to identify companies committed to the differentiated corporate governance practices.

1.1. Short-term business plan

The Company has been severely affected by the devaluation of the Brazilian Real, since its costs denominated in U.S. dollars in 2015 accounted for approximately 50% against around 10% of revenues, even though this downward trend has been partly reversed during the period ended June 30, 2016. In addition, events such as the fall in Brazil’s GDP (shrinkage of the economy), oversupply in the market, and the worsening of the economic crisis, which has affected demand by corporate customers and government, have created a difficult situation for the Company’s operations.

In this context, the Company reassessed its business plan and incorporated strategies that, once implemented, should be sufficient to ensure the continuity of the Company’s operations. Among the short-term strategies, we highlight four pillars to recover operating margin for 2016 and 2017, as well as to maintain the solvency:

(a)   Liquidity initiatives: negotiations with strategic customers and suppliers to maintain short-term solvency, in particular through agreements to delay delivery of aircraft in the next few years, negotiating the advanced purchase of tickets by Smiles, extending maturity dates for payments to suppliers, and bringing forward payment of receivables from customers.

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

(b)   The Company has adjusted its flight network to focus on the more profitable routes. The Company began operating its new flight network in May 2016.

(c)    As a result of these changes, the Company is also working to reduce the number of aircraft used for its operations, so as to reduce the number of seats available and bring supply into line with demand in the domestic market. The Company anticipates returning at least 20 aircraft. These measures will lead to a significant reduction in fleet maintenance costs. The intention is to adjust the Company’s structure to sustainable levels.

(d)   Readjustment of the structure of debt and leasing for the purpose of revising the amounts related to lease agreements that are part of the Company's debt structure. As a result, the Company made the hiring of the Sky Works business services for review of existing lease agreements. Additionally, in the six months ended June 30, 2016, the Company prepaid ended the financial lease of 8 aircraft, of which 6 were converted into operating lease of short and medium-term contracts, as described in Note 15. As part of the realignment initiative of the debt structure, the Company also made the offer to exchange securities, enabling an effective reduction of US$102 (R$327), according to Note 31a.

It should be noted that, however realistic the business plan, the political and economic uncertainties in Brazil may adversely affect the anticipated results. Additionally, the extreme volatility of the macroeconomic variables creates uncertainty and could jeopardize future results and the stability of the cash position.

The Company’s Management believes that the business plan prepared, submitted and approved by the Board of Directors on February 18, 2016 shows strong elements of the Company´s going concern. Management believes that its plans are feasible and that, once completed, should lead the Company to the level of strength required to respond more effectively the high volatility of the economic conditions and/or adverse events. Management believes that the non-implementation of these measures can compromise the profitability and solvency of the operation and thus reinforces its commitment to implement all the necessary measures to ensure the implementation of the plan and implement the necessary efforts to ensure the expected return.

2.       Approval and summary of significant accounting policies applied in preparing the quarterly information

This quarterly information form was approved by the Board of Directors and had its publication authorized at a meeting held on August 12, 2016.

2.1.   Basis of preparation

The Company’s individual and consolidated quarterly information for the six-month period ended June 30, 2016, has been prepared in accordance with International Accounting Standards (“IAS”) No. 34, and Accounting Pronouncement No. 21 (R1) (CPC 21), which deals with interim statements, and the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of quarterly information.

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

This quarterly information was prepared based on historical cost, except for certain financial assets and liabilities that are measured at fair value and investments measured using the equity method.

The individual and consolidated quarterly information does not include all the information or disclosures required in the individual and consolidated annual financial statements, and it should therefore be read in conjunction with the individual and consolidated financial statements for the year ended December 31, 2015, and approved on March 28, 2016, which were prepared in accordance with the accounting practices generally accepted in Brazil and the international financial reporting standards (IFRS). There were no changes between December 31, 2015, and June 30, 2016, in the accounting practices adopted, with the exception of the new standards, amendments and interpretations described in Note 2.2. The Company has not adopted in advance any standard, amendment or interpretation issued but not yet in force.

Shareholders’ equity shown in the individual and consolidated quarterly information is the same except for the interest of non-controlling shareholders in Smiles S.A., which appears in consolidated shareholders’ equity.

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

Entity	Date of constitution	Location	Operational activity	Type of control	% equity interest
					06/30/2016	12/31/2015
Extensions (*):
GAC	03/23/2006	Cayman Islands	Aircraft acquisition	Direct	100.0	100.0
Gol Finance	03/16/2006	Cayman Islands	Financial funding	Direct	100.0	100.0
Gol LuxCo	06/21/2013	Luxembourg	Financial funding	Direct	100.0	100.0
Subsidiaries:
VRG	04/9/2007	Brazil	Flight transportation	Direct	100.0	100.0
Webjet	08/1/2011	Brazil	Flight transportation	Indirect	100.0	100.0
Smiles	06/10/2012	Brazil	Frequent flyer program	Direct	54.0	54.1
Gol Dominicana	02/28/2013	Dominican Republic	Pre-operational phase	Direct	100.0	100.0
Jointly controlled:
SCP Trip	04/27/2012	Brazil	Flight magazine	Indirect	60.0	60.0
Associate:
Netpoints	11/8/2013	Brazil	Frequent flyer program	Indirect	21.3	21.3

(*) These are entities constituted with the specific purpose of pursuing with the Company’s operations or which represent rights and/or obligations established solely to meet the Company’s needs. They have no management bodies and cannot take independent decisions. The assets and liabilities of these companies are consolidated line by line in the Parent Company’s financial statements.

2.2.   New standards, amendments and interpretations of standards

The following new standards, amendments and interpretations have been issued by the IASB and are in force as from January 1, 2016, but have had no material effect on the quarterly information since they were adopted:

Amendments to IFRS 11 Joint Arrangements: Accounting for Acquisitions of Interests – Applicable to annual periods beginning on or after January 1, 2016, with early adoption not permitted in Brazil;

Amendments to IAS 16 and IAS 38 – Clarification of Acceptable Methods of Depreciation and Amortization: The amendments are applicable prospectively for annual periods beginning on or after January 1, 2016;

Amendments to IAS 27 – Equity Method in Separate Financial Statements:  The amendments are applicable prospectively for annual periods beginning on or after January 1, 2016;

Amendments to IFRS 10 and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture: The amendments are applicable prospectively to annual periods beginning on January 1, 2016, with early adoption permitted;

Annual improvements – 2012-2014 Cycle – Applicable to annual periods beginning on or after July 1, 2016:

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

IFRS 7 Financial instruments – disclosure: (i) clarifies that a servicing contract that includes a fee can constitute continuing involvement in a financial asset; and (ii) the applicability of the amendments to IFRS 7 to condensed interim financial statements. This amendment must be applied retrospectively;

IAS 34 Preparation and disclosure of interim financial reporting: This amendment must be applied retrospectively;

Amendments to IAS 1 – Disclosure Initiative: The amendments are applicable prospectively to annual periods beginning on January 1, 2016, with early adoption permitted;

Amendments to IFRS 10, IFRS 12 and IAS 28 – Investment Entities: Applying the Consolidation Exception: The amendments are applicable prospectively to annual periods beginning on January 1, 2016, with early adoption permitted.

3.     Seasonality

The Company expects revenues and operating profit or loss from its flights to be at their highest levels in the summer and winter months of January and July, respectively, and during the year-end holiday period in the last fortnight of December. Given the high proportion of fixed costs, this seasonality tends to drive variations in operating profits or losses across fiscal-year quarters.

4.      Cash and cash equivalents

	Parent Company		Consolidated
	06/30/2016	12/31/2015	06/30/2016	12/31/2015
Cash and bank deposits	51	370	338	629
Cash equivalents	4	17	269	443
	55	387	607	1,072

The breakdown of cash equivalents is as follows:

	Parent Company		Consolidated
	06/30/2016	12/31/2015	06/30/2016	12/31/2015
Private bonds	-	17	98	208
Investment funds	4	-	171	235
	4	17	269	443

As of June 30, 2016, the private securities were comprised by private bonds (Bank Deposit Certificates - “CDBs”) and repos remunerated at post-fixed rates between 90% and 103% (75% and 103% as of December 31, 2015) of the Interbank Deposit Certificate rate ("CDI") paid on investments in financial institutions domiciled in Brazil.

Investment funds classified as cash equivalents have high liquidity and, according to the Company’s assessment, are readily convertible to a known amount of cash with insignificant risk of change in value.

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

5.   Short-term investments

	Parent Company		Consolidated
	06/30/2016	12/31/2015	06/30/2016	12/31/2015
Private bonds	177	195	178	197
Government bonds	-	-	9	11
Investment funds	-	-	210	284
	177	195	397	492

As of June 30, 2016, the private bonds were represented by debentures and financial letters with first-rate financial institutions, remunerated at a weighted average rate of 115% (110% as of December 31, 2015) of the CDI rate on short-term investments in institutions domiciled in Brazil and 61% in institutions not domiciled in Brazil.

Government bonds are primarily represented by LFT and NTN yielding an average 96% (98% as of December 31, 2015) of the CDI rate.

Investment funds include private and government bonds remunerated at a weighted average of 98% (83% as of December 31, 2015) of the CDI rate.

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

6.  Restricted cash

	Parent Company		Consolidated
	06/30/2016	12/31/2015	06/30/2016	12/31/2015
Margin deposits for hedge transactions (a)	-	-	105	101
Escrow deposits with Banco Safra (b)	3	3	82	360
Escrow deposits with Bic Banco (c)	28	31	64	64
Escrow deposits - Leases (d)	-	-	104	159
Escrow deposits - Citibank (e)	-	49	-	49
Other restricted deposits	2	-	6	2
	33	83	361	735

Current	-	59	-	59
Noncurrent	33	24	361	676

(a)   Denominated in U.S. dollars, remunerated by Libor rate (average remuneration of 0.5% p.a.).

(b)   In the period ended June 30, 2016, the Company repaid its loan from Banco Safra and therefore redeemed the amount of R$116 for the guarantee related to the loan, and R$63 related to guarantees of Webjet’s operations. Additionally, the Company redeemed R$41 relating to Finimp transactions settled (see Note 17). The remaining amounts relate primarily to court deposits related to labor claims and Finimp agreements.

(c)   The amount of R$28 (parent company and consolidated) refers to a contractual guarantee for STJs related to PIS and Cofins on interest attributable to shareholders’ equity paid to GLAI as described in Note 21b. The other amounts relate to guarantees of VRG letters of credit.

(d)   Related to a letter of credit for aircraft operating leases from VRG.

(e)   The balance as of December 31, 2015 refers to additional escrow deposits with Delta Air Lines for issuing credit with surety as per Note 17. As of June 30, 2016, the Company had not exceeded the contractual limits that would require a deposit of this type, therefore the balance was fully redeemed.

7.  Trade Receivables

	Consolidated
	06/30/2016	12/31/2015
Local currency:
Credit card administrators	386	115
Travel agencies	235	248
Cargo agencies	36	32
Airline partner companies	5	22
Other	70	53
	732	470
Foreign currency:
Credit card administrators	40	33
Travel agencies	22	10
Cargo agencies	2	-
Airline partner companies	14	-
	78	43
	810	513

Allowance for doubtful accounts	(47)	(50)
	763	463

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

The aging list of trade receivables is as follows:

	Consolidated
	06/30/2016	12/31/2015
Not yet due	678	420
Overdue until 30 days	30	14
Overdue 31 to 60 days	11	8
Overdue 61 to 90 days	6	3
Overdue 91 to 180 days	15	10
Overdue 181 to 360 days	21	21
Overdue above 360 days	49	37
	810	513

The changes in allowance for doubtful accounts are as follows:

	Consolidated
	06/30/2016	12/31/2015
Balance at the beginning of the period	(50)	(84)
Additions	(7)	(39)
Unrecoverable amounts	5	58
Recoveries	5	15
Balance at the end of the period	(47)	(50)

8.  Inventories

	Consolidated
	06/30/2016	12/31/2015
Consumables	28	29
Parts and maintenance materials	166	177
Others	5	5
Provision for obsolescence	(12)	(12)
	187	199

The changes in provision for inventory obsolescence are as follows:

	Consolidated
	06/30/2016	12/31/2015
Balances at the beginning of the period	(12)	(13)
Additions	-	(2)
Write-off and reversal	-	3
Balances at the end of the period	(12)	(12)

9.  Deferred and recoverable taxes

9.1. Recoverable taxes

	Parent Company		Consolidated
	06/30/2016	12/31/2015	06/30/2016	12/31/2015
ICMS	-	-	7	1
Prepaid and recoverable income and social contribution taxes	23	23	53	79
Withholding income tax (IRRF)	-	-	6	7
PIS and COFINS	-	-	28	18
Withholding tax of public institutions	-	-	6	14
Recoverable value added tax - IVA	-	-	12	11
Others	-	-	4	1
Total	23	23	116	131

Current assets	7	6	45	58
Noncurrent assets	16	17	71	73

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

9.2. Deferred tax assets (liabilities) – Long term

	GLAI		VRG		Smiles		Consolidated
	06/30/2016	12/31/2015	06/30/2016	12/31/2015	06/30/2016	12/31/2015	06/30/2016	12/31/2015
Income tax losses	5	5	-	-	-	-	5	5
Negative basis of social contribution	2	2	-	-	-	-	2	2
Temporary differences:
Mileage program	-	-	4	5	-	-	4	5
Allowance for doubtful accounts and other credits	-	-	18	14	-	-	18	14
Provision for losses on VRG’s acquisition	-	-	143	143	-	-	143	143
Provision for legal proceedings and tax liabilities	1	1	16	11	-	1	17	13
Aircraft return	-	-	38	40	-	-	38	40
Derivatives classified in Other comprehensive income	-	-	103	92	-	-	103	92
Derivative transactions not settled	-	-	(5)	(5)	-	-	(5)	(5)
Tax benefit due to goodwill incorporation (a)	-	-	-	-	36	44	36	44
Flight rights	-	-	(353)	(353)	-	-	(353)	(353)
Depreciation of engines and parts for aircraft maintenance	-	-	(167)	(168)	-	-	(167)	(168)
Reversal of goodwill amortization on VRG’s acquisition	-	-	(128)	(128)	-	-	(128)	(128)
Aircraft leases	-	-	44	75	-	-	44	75
Other (b)	-	-	48	29	35	28	112	83
Total deferred income tax and social contribution taxes - noncurrent	8	8	(239)	(245)	71	73	(131)	(138)

(a)     Related to the tax benefit from the reverse merger of G.A. Smiles Participações S.A. by Smiles. Under the terms of the current tax legislation, goodwill arising from the transaction will be a deductible expense when calculating income and social contribution taxes.

(b)    The R$29 portion of taxes on unrealized profits from transactions between VRG and Smiles is recognized directly in "Consolidated" (R$26 as of December 31, 2015).

The Company and its directly held subsidiary VRG and indirectly held subsidiary Webjet show income tax losses and negative basis of social contribution on taxable income to be offset against 30% of annual taxable income, with no prescription period, in the following amounts:

	Parent Company		Directly held subsidiary		Indirectly held subsidiary (Webjet)
	(GLAI)		(VRG)
	06/30/2016	12/31/2015	06/30/2016	12/31/2015	06/30/2016	12/31/2015
Income tax losses	214	176	3,824	3,203	863	871
Negative basis of social contribution	214	176	3,824	3,203	863	871

The Company’s Management considers that the deferred assets and liabilities recognized as of June 30, 2016 arising from temporary differences will be realized in proportion to realization of their bases and the expectation of future results.

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

     The analysis of the realization of deferred tax assets was prepared on a company basis, as follows:

GLAI: the Company has tax credits of R$74, of which R$73 is related to tax losses and negative base for social contribution and R$1 is related to temporary differences, with realization supported by the long-term plan of the Company. However, the Company assessed the projections of results and did not recognize the amount of R$67 related to credits on tax losses and negative base for social contribution.

VRG: VRG has tax-loss carryforward and negative calculation base for social contribution in the amount of R$1,300. However, in view of recent events on the political scenario in Brazil, instability of the economic environment, constant fluctuations in the U.S. dollar exchange rate and other variables that significantly affect the projections of future results, as well as the history of losses in recent years, VRG did not recognize tax-loss carryforward and negative calculation base for social contribution in their entirety. Additionally, the Company analyzed the realization of deferred tax assets on temporary differences and limited the recognition based on the expected realization of deferred tax liabilities on temporary differences. As a result, the Company did not recognize the net amount of R$504 of deferred income and social contribution taxes on temporary difference assets.

Smiles: Smiles does not have tax losses and negative calculation base for social contribution. Therefore, the deferred tax credit is composed only by temporary differences which, according to the history and projections of taxable results, have an expectation of realization.

Webjet: the forecast did not present sufficient taxable income to be realized over future periods and, as a result, tax credits of R$293 have not been recorded.

The reconciliation of effective income tax rates and social contribution charges for the three-month and six-month ended June 30, 2016 and 2015 is as follows:

	Parent Company
	Three-month period ended		Six-month period ended
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Income (loss) before income and social contribution taxes	253	(396)	955	(1,094)
Combined tax rate	34%	34%	34%	34%
Income and social contribution tax credits at the combined tax rate	(86)	135	(325)	372
Adjustments to calculate the effective tax rate:
Equity results	(19)	(150)	90	(245)
Tax Income (losses) from wholly-owned subsidiaries	31	(17)	66	(33)
Nontaxable revenues (nondeductible expenses), net	-	(1)	-	(2)
Exchange variation on foreign investments	81	33	179	(98)
Tax benefit on tax losses and temporary differences not constituted	(7)	-	(10)	-
Income and social contribution tax credit (expense)	-	-	-	(6)

Current income and social contribution taxes	-	-	-	(4)
Deferred income and social contribution taxes	-	-	-	(2)
	-	-	-	(6)

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

	Consolidated
	Three-month period ended		Six-month period ended
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Income (loss) before income and social contribution taxes	372	(234)	1,195	(947)
Combined tax rate	34%	34%	34%	34%
Income and social contribution tax credits at the combined tax rate	(126)	80	(406)	322
Adjustments to calculate the effective tax rate:
Equity results	-	-	(1)	(1)
Tax Income (losses) from wholly-owned subsidiaries	31	(17)	67	(34)
Income tax on permanent differences and others	-	(1)	-	-
Nontaxable revenues (nondeductible expenses), net	(5)	(29)	33	(40)
Exchange variation on foreign investments	78	58	178	(115)
Interest on equity	-	1	-	1
Tax benefit on tax losses and temporary differences not constituted	(220)	(105)	(231)	(109)
Change in deferred taxes on temporary differences	180	(108)	232	(105)
Income and social contribution tax expenses	(62)	(121)	(128)	(81)

Current income and social contribution taxes	(61)	(4)	(124)	(89)
Deferred income and social contribution taxes	(1)	(117)	(4)	8
	(62)	(121)	(128)	(81)

10.     Deposits

	Parent Company		Consolidated
	06/30/2016	12/31/2015	06/30/2016	12/31/2015
Judicial deposits (a)	37	31	384	329
Maintenance deposits (b)	-	-	579	520
Deposits in guarantee for lease agreements (c)	-	-	156	171
	37	31	1,119	1,020

a)     Judicial deposits

Judicial deposits and blocked escrows represent guarantees of lawsuits related to tax, civil and labor claims deposited in escrow until the resolution of the related claims. Part of the judicial deposits is related to civil and labor claims arising from the succession orders on claims against Varig S.A. and proceedings filed by employees that are not related to the Company or any related party (third-party claims). As the Company is not correctly classified as the defendant of these lawsuits, whenever such blockages occur, the exclusion of such is requested in order to release the resources. As of June 30, 2016, the blocked amounts regarding Varig’s succession lawsuit and third-party lawsuits were R$97 and R$73, respectively (R$92 and R$75 as of December 31, 2015, respectively).

b)    Maintenance deposits

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

The Company made deposits in U.S. dollars for maintenance of aircraft and engines that will be used in future events as set forth in some lease contracts.

The maintenance deposits do not exempt the Company, as lessee, neither from the contractual obligations relating to maintenance nor from risk associated with maintenance activities. The Company holds the right to select any of the maintenance service providers or to perform such services internally.

c)     Deposits in guarantee for lease agreements

As required by its lease agreements, the Company holds guarantee deposits in U.S. dollars on behalf of the leasing companies, whose full refund occurs upon the contract expiration date.

11.Transactions with related parties

11.1.           Loan agreements - noncurrent assets and liabilities

       Parent Company

       The Company's asset and liability inter-company accounts with VRG have no sureties or guarantees, as shown in the table below:

	Assets		Liabilities
	06/30/2016	12/31/2015	06/30/2016	12/31/2015
GLAI - VRG	45	62	-	(1)
GAC - VRG	264	98	(21)	(26)
Gol LuxCo - VRG	1,445	723	-	-
	1,754	883	(21)	(27)

Additionally, the Parent company has inter-company accounts involving Gol LuxCo, Gol Finance and GAC, as shown below:

	Assets		Liabilities
	06/30/2016	12/31/2015	06/30/2016	12/31/2015
GAC - GLAI	-	3	121	151
GAC - Gol Finance	-	-	1,080	1,298
Gol LuxCo - GAC	616	1,419	-	-
Gol LuxCo - Gol Finance	655	795	724	880
	1,271	2,217	1,925	2,329

These transactions are eliminated in the Parent company's accounts since they took place in offshore entities considered extensions of the Company's own operations.

11.2.           Transportation and consulting services

All agreements related to transportation and consulting services are held by VRG. The related parties for these services are:

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

Breda Transportes e Serviços S.A.: provides passenger and luggage transportation services between airports, and transportation of employees. Prices may be adjusted at 12-month intervals to hold for the same period through an amendment signed by the parties, annually adjusted based on the IGPM fluctuation (General Market Price Index from Getulio Vargas Foundation). This agreement is currently being renewed.

Expresso União Ltda.: provides transportation to employees, and the agreement expires on August 1, 2016.

Pax Participações S.A.: provides consulting and advisory services, and the agreement expires on April 30, 2017.

Vaud Participações S.A.: provides executive administration and management services, and the agreement expires on October 1, 2016.

In the period ended June 30, 2016, the VRG subsidiary recognized a total expense related to these services in the amount of R$7 (R$8 in the quarter ended June 30, 2015). On the same date, the balance payable to the 'related companies - suppliers' line item was R$1 (R$2 as of December 31, 2015), and was mainly related to services provided by Breda Transportes e Serviços S.A.

11.3.           Agreements to open UATP (“Universal Air Transportation Plan") account with credit limit granted

In September 2011, VRG entered into agreements with the related parties Pássaro Azul Taxi Aéreo Ltda. and Viação Piracicabana Ltda., both with no expiration date, with the purpose of issuing credits to be used in the UATP (“Universal Air Transportation Plan") system. The UATP account (virtual card) is accepted as a payment method on the purchase of airline tickets and related services, seeking to simplify billing and facilitate payment between participating companies.

11.4.           Financing contract for engine maintenance

              VRG has a line of funding for maintenance of engines services, which is drawn on by issuing Guaranteed Notes. As of June 30, 2016, VRG holds one series of Guaranteed Notes for maintenance of engines issued on March 13, 2015, maturing within three years. Delta Air Lines is the guarantor for the Guaranteed Notes.

As of June 30, 2016, the balance of engine maintenance funding recorded under "loans and borrowings" item was R$74 (R$137 as of December 31, 2015), as described in Note 17.

In the period ended June 30, 2016, expenses incurred for engine maintenance services provided by Delta Air Lines amounted to R$53 (R$178 in the period ended June 30, 2015).

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

11.5.         Term loan guarantee

On August 31, 2015, through its Gol LuxCo subsidiary, the Company issued a term loan in the amount of US$300 million, with a term of 5 years and effective interest rate of 6.5% p.a. The Company had an additional backstop guarantee from Delta Air Lines, as per Note 17.

11.6.           Strategic business partnership

On February 19, 2014, the Company signed a strategic partnership agreement for long-term business cooperation with Air France-KLM with the purpose of improving sales activities and expanding flight and benefits sharing through mileage programs between companies for the customers in the Brazilian and European markets.

The agreement provides for the incentive investment in the Company in the amount of R$112, payment of which was divided in three installments: the first installment in the amount of R$74 was received in June 2014, the second installment in the amount of R$18 was received in June 2015 and the third installment in the amount of R$27 was received in June 2016. The agreement will mature within 5 years and the installments will be amortized on a monthly basis. As of June 30, 2016, the Company has deferred revenues in the amount of R$22 and R$43 recorded under "Other liabilities" in the current and noncurrent liabilities, respectively (R$28 and R$49 as of December 31, 2015, in the current and noncurrent liabilities, respectively).

11.7.          Remuneration of key management personnel

	Consolidated
	Three-month period ended		Six-month period ended
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Salaries and benefits	6	9	13	14
Related taxes and charges	1	2	2	3
Share-based payments	4	-	7	2
	11	11	22	19

As of June 30, 2016 and 2015, the Company did not offer post-employment benefits, and there were no severance benefits or other long-term benefits for Management or other employees.

12.Share-based payments

The Company has two share-based payment plans offered to its management personnel: the Stock Option Plan and the Restricted Shares Plan. Both plans stimulate and promote the alignment of the Company’s goals with management and employees, mitigate risks for the Company’s added value resulting from the loss of executives and strengthen the productivity and commitment of these executives to long-term results.

GLAI

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

a)  Stock options plan

The beneficiaries of the Company’s stock option plan are allowed to purchase shares at the price agreed on the grant date after three years from the grant date, provided that the beneficiary maintains its employment relationship up to the end of this period.

The stock options become vested 20% as from the first year, an additional 30% as from the second year, and the remaining 50% as from the third year. All stock options may also be exercised within 10 years after the grant date. In all option plans, the expected volatility of the options is based on the historical volatility of 252 working days of the Company’s shares traded on the BM&FBOVESPA.

Stock options plan
Option year	Date of Board Meeting	Total options granted	Number of options outstanding	Average exercise price (in Reais)	Average fair value at grant date (in Reais)	Estimated volatility of share price	Expected dividend yield	Risk-free return rate	Average remaining maturity (in years)
2007	12/31/2006	113,379	14,962	65.85	46.61	46.54%	0.98%	13.19%	0.36
2008	12/20/2007	190,296	41,749	45.46	29.27	40.95%	0.86%	11.18%	1.35
2009 (a)	2/4/2009	1,142,473	20,414	10.52	8.53	76.91%	-	12.66%	2.49
2010 (b)	2/2/2010	2,774,640	1,067,070	20.65	16.81	77.95%	2.73%	8.65%	3.50
2011	12/20/2010	2,722,444	901,061	27.83	16.07 (c)	44.55%	0.47%	10.25%	4.39
2012	10/19/2012	778,912	480,162	12.81	5.32 (d)	52.25%	2.26%	9.00%	6.25
2013	5/13/2013	802,296	553,053	12.76	6.54 (e)	46.91%	2.00%	7.50%	6.82
2014	8/12/2014	653,130	509,651	11.31	7.98 (f)	52.66%	3.27%	11.00%	8.09
2015	8/11/2015	1,930,844	1,520,423	9.35	3.37 (g)	55.57%	5.06%	13.25%	9.10
2016	06/30/2016	4,842,732	4,063,684	2.62	1.24 (h)	98.20%	6.59%	14.25%	10.00
		15,951,146	9,172,229	13.76					7.18

a)    In April 2010, 216,673 shares were granted to supplement the 2009 plan.

b)    In April 2010, an additional grant of 101,894 shares referring to the 2010 plan was approved.

c)    The fair value is calculated by the average value from R$16.92, R$16.11 and R$15.17 for the respective periods of vesting (2011, 2012 and 2013).

d)    The fair value is calculated by the average value from R$6.04 R$5.35 and R$4.56 for the respective periods of vesting (2012, 2013 and 2014).

e)    The fair value is calculated by the average value from R$7.34, R$6.58 and R$5.71 for the respective periods of vesting (2013, 2014 and 2015).

f)     The fair value is calculated by the average value from R$8.20 R$7.89 and R$7.85 for the respective periods of vesting (2014, 2015 and 2016).

g)    The fair value is calculated by the average value from R$3.60, R$3.30 and R$3.19 for the respective periods of vesting (2015, 2016 and 2017).

h)    The fair value is calculated by the average value from R$1.29, R$1.21 and R$1.22 for the respective periods of vesting (2017, 2018 and 2019).

Total stock options vested:

	Number of stock options	Weighted average exercise price
Options outstanding as of December 31, 2015	5,359,460	16.35
Options granted	4,842,732	2.62
Options cancelled and adjustments in estimated prescribed rights	(1,029,963)	11.88
Options outstanding as of June 30, 2016	9,172,229	13.76

Number of options exercisable:
As of December 31, 2015	4,079,448	18.43
As of June 30, 2016	6,457,329	14.92

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

b)  Restricted shares plan

Restricted shares plan
Option year	Date of Board Meeting	Total shares granted	Shares outstanding	Average fair value at grant date (in Reais)
2014	8/13/2014	804,073	552,724	11.31
2015	4/30/2015	1,207,037	949,035	9.35
2016	06/30/2016	4,007,081	3,362,464	2.62
		6,018,191	4,864,223

Total transfers of restricted shares:

Total restricted shares
Restricted shares granted by December 31, 2015	2,009,193
Options granted	4,007,081
Restricted shares transferred	(535,398)
Restricted shares cancelled and adjustments in estimated expired rights	(616,653)
Vested shares as of June 30, 2016	4,864,223

Smiles

Stock option plan

Stock options plan
Option year	Board Meeting	Total options granted	Number of options outstanding	Exercise price of the option (in Reais)	Average fair value at grant date (in Reais)	Estimated volatility of share price	Expected dividend yield	Risk-free return rate	Length of the option (in years)
2013	8/8/2013	1,058,043	82,337	21.70	4.25 (a)	36.35%	6.96%	7.40%	10
2014	2/4/2014	1,150,000	429,050	31.28	4.90 (b)	33.25%	10.67%	9.90%	10
		2,208,043	511,387

(a)     Average fair value in Brazilian Reais calculated for the stock options was R$4.84 and R$4.20 for the vesting periods in 2013 and 2014, and R$3.73 for the vesting periods in 2015 and 2016.

(b)    Average fair value In Brazilian Reais calculated for the stock options was R$4.35, R$4.63, R$4.90, R$5.15 and R$5.37 for the respective periods of vesting from 2014 to 2018.

Changes in stock options in the six-month period ended June 30, 2016:

	Total stock options	Weighted average exercise price
Options outstanding as of December 31, 2015	786,918	29.59
Options exercised	(275,531)	13.86
Options outstanding as of June 30, 2016	511,387	29.74

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

share-based payments of R$7 (R$6 in the period ended June 30, 2015) for the plans presented above, recognized in the personnel cost item, against income for the period.

13.Investments

Investments in the GAC, Gol Finance and Gol LuxCo offshore subsidiaries were essentially seen as an extension of the Company and summed line by line with the GLAI parent company. Therefore, only Smiles, VRG and GOL Dominicana are treated as investments in the GLAI parent company.

The balance of investments in the consolidated figures reflects the 21.3% share of the capital of Netpoints Fidelidade S.A. held by the Smiles subsidiary, together with the investment in SCP Trip held by the VRG subsidiary, both recognized by the equity equivalence method.

Investments for the six-month period ended June 30, 2016:

	Parent Company				Consolidated
	Gol Dominican	VRG	Smiles	Total	Trip	Netpoints	Total

Relevant information of the subsidiaries as of
June 30, 2016
Total number of shares	-	4,619,138,156	123,598,618	-	-	60,492,408	-
Capital stock	9	3,911	179	-	1	63	-
Interest	100.0%	100.0%	54,0%	-	60.0%	21.3%	-
Total equity	-	(2,693)	467	-	2	(15)	-
Unrealized profits (a)	-	-	(55)	-	-	-	-
Goodwill on investments	-	-	-	-	-	15	-
Adjusted equity (b)	(1)	(2,693)	196	-	1	13	-
Net income (loss) for the period	-	139	242	-	-	(17)	-
Unrealized profits in the period (a)	-	-	(4)	-	-	-	-
Adjusted net income for the period	-	139	126	-	-	(3)	-

Changes in investments:
Balances as of December 31, 2015	(1)	(2,986)	213	(2,774)	2	16	18
Equity results	-	139	126	265	-	(3)	(3)
Unrealized gains (losses) on hedges	-	(21)	-	(21)	-	-	-
Losses from the sale of corporate interest	-	-	3	3	-	-	-
Advances for future capital increase	-	192	-	192	-	-	-
Dividends	-	-	(146)	(146)	(1)	-	(1)
Amortization of losses on sale-leaseback transactions (c)	-	(17)	-	(17)	-	-	-
Balances as of June 30, 2016	(1)	(2,693)	196	(2,498)	1	13	14

(a)     Corresponds to transactions involving revenue from mileage redemption for airline tickets by participants in the Smiles Program which, for the purposes of consolidated statements are only accrued when program participants are actually transported by VRG.

(b)     Adjusted shareholders' equity corresponds to the percentage share of total shareholders' equity net of unrealized profits.

(c)     The GAC subsidiary has a net balance of deferred losses and gains on sale-leaseback transactions that may be deferred subject to VRG repaying contractual installments. Therefore, the net balance is essentially part of the parent company's net investment in VRG.

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

14.Earnings per share

Although there are differences between common and preferred shares in terms of voting rights and priority in case of liquidation, the Company’s preferred shares are not entitled to receive any fixed dividends. Preferred shares hold economic power and the right to 35 times more dividends than common shares. The Company believes that the economic power of preferred shares is more than that of common shares.

Basic earnings per share are calculated by dividing the period's net income attributable to controlling shareholders by the weighted average number of all classes of shares outstanding during the period.

Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding by instruments potentially convertible into shares. The Company has only one category of potentially dilutive shares, namely stock options, as described in Note 12. However, since these options are for amounts below market price (out of money), these instruments issued by the parent company have no dilutive effect and therefore are not included in the total quantity of outstanding shares.

	Parent Company and Consolidated
	Three-month period ended
	06/30/2016		06/30/2015
	Common	Preferred	Common	Preferred
Numerator
Net income (loss) for the period attributable to equity holders of the parent company	105	148	(202)	(194)

Denominator
Weighted average number of outstanding shares (in thousands) *	5,035,037	202,219	5,035,037	137,561
Adjusted weighted average number of outstanding shares and diluted conversions summarized (in thousands) *	5,035,037	202,219	5,035,037	137,561

Basic earnings (losses) per share - R$ (b)	0.021	0.733	(0.040)	(1.407)
Diluted earnings (losses) per share - R$ (b)	0.021	0.733	(0.040)	(1.408)

	Parent Company and Consolidated
	Six-month period ended
	06/30/2016		06/30/2015
	Common	Preferred	Common	Preferred
Numerator
Net income (loss) for the period attributable to equity holders of the parent company	397	558	(562)	(538)

Denominator
Weighted average number of outstanding shares (in thousands) *	5,035,037	202,052	5,035,037	137,403
Adjusted weighted average number of outstanding shares and diluted conversions summarized (in thousands) *	5,035,037	202,052	5,035,037	137,403

Basic earnings (losses) per share - R$ (b)	0.079	2.761	(0.112)	(3.913)
Diluted earnings (losses) per share - R$ (b)	0.079	2.761	(0.112)	(3.914)

(*) The weighted average considers the split of one common share for 35 common shares approved at the Extraordinary Shareholders’ Meeting held on March 23. 2015. The earnings per share presented herein reflects the economic rights of each class of shares.

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

15.Property, plant and equipment

Parent Company

The balance corresponding to payment in advance for aircraft purchase refers to prepayments made based on contracts with Boeing Company to purchase Boeing 737- MAXs in the amount of R$54 (R$556 as of December 31, 2015) and the right on the residual value of the aircraft in the amount of R$346 (R$427 as of December 31, 2015), both realized by the GAC subsidiary.

Consolidated

	06/30/2016				12/31/2015
	Weighted annual depreciation rate	Cost	Accumulated depreciation	Net amount	Net amount
Flight equipment
Aircraft held under finance leases (a)	5.5%	2,328	(793)	1,535	2,082
Sets of replacement parts and spare engines	5.5%	1,220	(413)	807	824
Aircraft reconfigurations/overhauling	14.0%	1,374	(815)	559	611
Aircraft and safety equipment	20.0%	1	-	1	1
Tools	10.0%	28	(15)	13	13
		4,951	(2,036)	2,915	3,531

Impairment losses (b)	-	(29)	-	(29)	(29)
		4,922	(2,036)	2,886	3,502

Property, plant and equipment in use
Vehicles	20.0%	11	(9)	2	2
Machinery and equipment	10.0%	57	(33)	24	24
Furniture and fixtures	10.0%	23	(15)	8	8
Computers and peripherals	20.0%	40	(32)	8	9
Communication equipment	10.0%	3	(2)	1	1
Facilities	10.0%	4	(4)	-	-
Maintenance center - Confins	10.0%	107	(63)	44	50
Leasehold improvements	20.0%	60	(49)	11	15
Construction in progress	-	20	-	20	22
		325	(207)	118	131
		5,247	(2,243)	3,004	3,633

Advances for PP&E acquisition	-	157	-	157	624

		5,404	(2,243)	3,161	4,257

(a)     The Company changed lessors for 6 agreements classified as financial lease agreements in the quarter ended June 30, 2016 through sale-leaseback transactions. Although the Company will continue to have these aircraft in its fleet, factors such as exchanging lessors, new contractual terms and particularly shorter contractual durations characterize these agreements as new contracts under IAS17 and CPC06 criteria. As of February 11, 2016, therefore, these aircraft have been classified as operating leases and the related payments are now recognized under costs as "aircraft leases". In addition, the Company terminated an agreement for 2 aircraft early and did not enter into any other types of agreement.

(b)    Refers to provisions made by the Company in order to present its assets according to their actual capacity for generating economic benefits.

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

During the six-month period ended June 30, 2016, the Company reviewed the useful life of its assets and made the following changes in depreciation rates:

	From	To
Property, plant and equipment under finance lease	4.0%	5.5%
Sets of replacement parts and spare engines	4.0%	5.5%
Aircraft reconfigurations/overhauling	30.0%	14.0%

These adjustments are supported by technical analyses and their purpose is to reflect the Company's current outlook for the use of its assets.

Changes in property, plant and equipment balances are as follows:

	Property, plant and equipment under finance lease	Other flight equipment	Advances for aircraft acquisition	Others	Total
As of December 31, 2015	2,082	1,420	624	131	4,257
Additions	-	128	62	13	203
Disposals	(505)	(54)	(529)	-	(1,088)
Depreciation	(42)	(143)	-	(26)	(211)
As of June 30, 2016	1,535	1,351	157	118	3,161

16.Intangible assets

	Goodwill	Airport operating rights	Software	Total
Balances as of December 31, 2015	542	1,039	134	1,715
Additions	-	-	27	27
Amortization	-	-	(14)	(14)
Balances as of June 30, 2016	542	1,039	147	1,728

(*) Refers to goodwill determined on the acquisition of the interest in Netpoints by Smiles, transferred to 'investments'.

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

17.Short and long-term debt

	Maturity of the contract	Interest rate	Parent Company		Consolidated
			06/30/2016	12/31/2015	06/30/2016	12/31/2015
Short-term debt
In local currency:
BNDES – Direct (a)	Jul 2017	TJLP+1.40% p.a.	-	-	-	3
Debentures VI (b)	Sep 2019	132% of DI	-	-	-	125
Safra (c)	May 2018	128% of DI	-	-	10	34
Safra working capital (d)	Mar 2016	111% of DI	-	-	-	116
Interest	-	-	-	-	-	22
In foreign currency (US$):
J.P. Morgan (e)	Mar 2018	1.09% p.a.	-	-	42	72
Finimp (f)	Feb 2017	3.92% p.a.	-	-	240	389
Engine Facility (Cacib) (g)	Jun 2021	Libor 3m+2.25% p.a.	-	-	17	21
Senior Bonds I (h)	Apr 2017	7.63% p.a.	270	-	270	-
Interest	-	-	105	128	111	127
			375	128	690	909
Finance leases	Jul 2025	4.97% p.a.	-	-	308	488
Total short-term debt			375	128	998	1,397

Long-term debt
In local currency:
BNDES – Direct (a)	Jul 2017	TJLP+1.40% p.a.	-	-	-	2
Debentures VI (b)	Sep 2019	132% of DI	-	-	1,002	926
Safra (c)	May 2018	128% of DI	-	-	10	50
In foreign currency (US$):
J.P. Morgan (e)	Mar 2018	1.09% p.a.	-	-	32	65
Engine Facility (Cacib) (g)	Jun 2021	Libor 3m+2.25% p.a.	-	-	166	213
Senior Bonds I (h)	Apr 2017	7.63% p.a.	-	322	-	322
Senior Bonds II (i)	Jul 2020	9.65% p.a.	502	617	502	617
Senior Bonds III (j)	Feb 2023	9.25% p.a.	112	137	104	128
Senior Bonds IV (k)	Jan 2022	11.30% p.a.	1,019	1,252	1,019	1,252
Perpetual Bonds (l)	-	8.75% p.a.	642	781	572	699
Term Loan (m)	Aug 2020	6.70% p.a.	935	1,130	935	1,129
			3,210	4,239	4,342	5,403
Finance leases	Jul 2025	4.97% p.a.	-	-	1,614	2,505
Total long-term debt			3,210	4,239	5,956	7,908
Total			3,585	4,367	6,954	9,305

(a)   Credit line obtained on June 27, 2012 for the expansion of the Aircraft Maintenance Center (“CMA"). As of April 15, 2016, the subsidiary VRG fully settled this amount in advance.

(b)   105,000 debentures issued by the VRG subsidiary on September 30, 2015 for early lump-sum repayment of Debentures IV and V.

(c)   Credit line obtained by Webjet. As of June 21, 2016, an early payment of R$35 was carried out; this amount was previously classified as long-term debt.

(d)   Working capital issued by the VRG subsidiary on June 30, 2015.

(e)   Issuance of 3 series of Guaranteed Notes to finance engine maintenance. For further information, see Note 11.4.

(f)    Credit line with Banco do Brasil, Citibank and Banco Safra used to finance imports of spare parts and aircraft equipment.

(g)   Credit line raised on September 30, 2014 with Credit Agricole.

(h)   Issuance of Senior Bonds series I by Gol Finance on March 22, 2007, which was used to prepay aircraft purchases.

(i)    Issuance of Senior Bonds series II by Gol Finance on July 13, 2010 in order to repay debts held by the Company.

(j)    Issuance of Senior Bonds series III by VRG on February 7, 2013 in order to finance the prepayment of debts due within the next 3 years. The total amount of bonds was transferred to Gol LuxCo along with the financial investments acquired on the date of issuance, and a portion of the loan was prepaid.

(k)   Issuance of Senior Bonds series IV by Gol LuxCo on September 24, 2014 in order to finance partial buyback of Senior Bonds I, II and III.

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

(l)    Issuance of Perpetual Bonds by Gol Finance on April 5, 2006 to repay bank loans and purchase aircraft.

(m)  Term loan issued by Gol LuxCo on August 31, 2015 for aircraft purchases and bank loan repayment, with backstop guarantee from Delta Airlines.

Total loans and financing includes funding costs of R$94 (R$106 as of December 31, 2015) which will be repaid over the term of the related loans and financing.

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

The maturities of long-term debt, except long-term financial lease agreements, as of June 30, 2016 are as follows:

	2017	2018	2019	2020	2020 onwards	Without maturity date	Total
Parent Company
In foreign currency (US$):
Senior Bonds II	-	-	-	502	-	-	502
Senior Bonds III	-	-	-	-	112	-	112
Senior Bonds IV	-	-	-	-	1,019	-	1,019
Perpetual Bonds	-	-	-	-	-	642	642
Term Loan	-	-	-	935	-	-	935
Total	-	-	-	1,437	1,131	642	3,210

Consolidated
In local currency:
BNDES – Direct	-	-	-	-	-	-	-
Debentures VI	-	400	602	-	-	-	1,002
Safra	5	5	-	-	-	-	10
In foreign currency (US$):
J.P. Morgan	22	10	-	-	-	-	32
Engine Facility (Cacib)	9	17	17	17	106	-	166
Senior Bonds II	-	-	-	502	-	-	502
Senior Bonds III	-	-	-	-	104	-	104
Senior Bonds IV	-	-	-	-	1,019	-	1,019
Perpetual Bonds	-	-	-	-	-	572	572
Term Loan	-	-	-	935	-	-	935
Total	36	432	619	1,454	1,229	572	4,342

The fair value of senior and perpetual bonds as of June 30, 2016 is as follows:

	Parent Company		Consolidated
	Book value	Market value	Book value	Market value
Senior Bonds	1,903	792	1,895	783
Perpetual Bonds	642	211	572	188

Market values for Senior and Perpetual bonds are obtained through current market quotations.

17.1.     Covenants

On June 30, 2016, long-term debt (excluding perpetual bonds and finance leases) in the total amount of R$3,770 (R$4,704 as of December 31, 2015) involved restrictive covenants, including but not limited to those that require the Company to maintain the liquidity requirements and the coverage of expenses with interest.

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

The Company has restrictive covenants on the Term Loan and Debentures VI with the following financial institutions: Bradesco and Banco do Brasil, with semi-annual measurements, the most recent of which was carried out in the second half of 2016. On June 30, 2016, Debentures VI were subject to the following covenants: (i) net debt/EBITDAR below 7.76 and (ii) debt coverage ratio (ICSD) of at least 1.56. The ratios obtained in the latest measurements carried out on June 30, 2016  were as follows: (i) net debt/EBITDAR of 7.43; and (ii) debt coverage ratio (ICSD) of 1.07. As a result, the Company did not meet the minimum levels required by the abovementioned covenants. At the General Debenture Holders’ Meeting of June 29, 2016, however, the holders of all outstanding debentures resolved, without restrictions or opposition, not to declare the early maturity of the debentures and changes on amortization amounts. Accordingly, the Company maintained the classification of Debentures VI as noncurrent liabilities.

17.2.     New loans and financing during the six-month period ended June 30, 2016

During the six-month period ended June 30, 2016, the Company's new funding was as follows:

Import financing (Finimp): through its VRG subsidiary, the Company renegotiated contracts of this type that are part of a credit line maintained by the Company for import financing in order to purchase spare parts and aircraft equipment. These renegotiations are shown below:

Original date	Financial institution	Amount funded		Interest Rate	New date
of funding		(US$)	(R$)	(p.a.)	of Maturity
03/9/2015	Banco do Brasil	5	17	4.20%	2/11/2017
05/18/2015	Banco do Brasil	9	31	4.19%	2/1/2017
10/31/2015	Banco do Brasil	5	19	4.45%	1/16/2017
04/28/2016	Banco do Brasil	4	14	4.23%	4/20/2017

Other loans and borrowings have not been affected by contractual alterations during the six-month period ended June 30, 2016.

17.3.     Finance leases

The future payments of finance agreements indexed to U.S. Dollar are detailed as follows:

	Consolidated
	06/30/2016	12/31/2015
2016	238	629
2017	373	560
2018	354	550
2019	322	461
2020	265	329
2021 onwards	613	862
Total minimum lease repayments	2,165	3,391
Less total interest	(243)	(398)
Present value of minimum lease payments	1,922	2,993
Less current portion	(308)	(488)
Noncurrent portion	1,614	2,505

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

The discount rate used to calculate present value of the minimum lease payments was 4.48% as of June 30, 2016 (4.91% as of December 31, 2015). There are no significant differences between the present value of minimum lease payments and the fair value of these financial liabilities.

The Company extended the maturity date of the financing for some of its aircraft leased for 15 years using the SOAR framework (mechanism for extending financing amortization and repayment), which enables the performance of calculated withdrawals to be settled by payment in full at the end of the lease agreement. As of June 30, 2016, amounts of withdrawals for the repayment at maturity date of the lease agreements totaled R$230 (R$277 as of December 31, 2015) and they have been added to the 'loans and financing’ line item in Noncurrent liabilities.

18. Taxes payable

	Consolidated
	06/30/2016	12/31/2015
PIS and COFINS	74	76
ICMS installments	2	1
Withholding income tax on salaries	9	28
ICMS	41	39
Tax on import	3	3
IRPJ and CSLL payable	22	-
Others	9	11
	160	158

Current	118	119
Noncurrent	42	39

19.Transportation commitments

As of June 30, 2016, the balance of transportation commitments classified in current liabilities was R$1,079 (R$1,207 as of December 31, 2015) and is represented by 4,713,099 tickets sold and not yet used (4,464,876 as of December 31, 2015) with an average use of 58 days (36 days as of December 31, 2015).

20.Mileage program

As of June 30, 2016, the balance of Smiles loyalty program deferred revenue was R$808 (R$770 as of December 31, 2015) and R$225 (R$221 as of December 31, 2015) classified in current and noncurrent liabilities, respectively, and the number of outstanding miles amounted to 42,638,546,784 (44,424,598,123 as of December 31, 2015).

21.Provisions

	Consolidated
	Insurance provision	Provisions for return of VRG and Webjet aircraft and engines (a)	Provision for legal proceedings (b)	Total
As of December 31, 2015	1	726	144	871
Additional provisions recognized	(3)	65	22	84
Utilized provisions	3	(78)	(1)	(76)
Foreign exchange variation	-	(127)	-	(127)
As of June 30, 2016	1	586	165	752

As of December 31, 2015
Current	1	206	-	207
Noncurrent	-	520	144	664
	1	726	144	871

As of June 30, 2016
Current	1	160	-	161
Noncurrent	-	426	165	591
	1	586	165	752

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

(a)     Provision for aircraft and engines return

Provision for returns considers the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure aircraft when returned as described in the return conditions of the lease contracts. The corresponding debit entry is capitalized in property, plant and equipment (aircraft reconfigurations/overhauling).

(b)   Provision for legal proceedings

As of June 30, 2016, the Company and its subsidiaries are parties to 28,687 (8,555 labor and 20,132 civil) lawsuits and administrative proceedings. The lawsuits and administrative proceedings are classified into Operational (those arising from the Company’s normal course of operations), and Succession (those arising from claims for recognition of the succession of former Varig S.A. obligations).

Under this classification, the number of proceedings is as follows:

	Operational	Succession	Total
Civil lawsuits	18,321	226	18,547
Civil proceedings	1,584	1	1,585
Labor lawsuits	5,541	2,798	8,339
Labor proceedings	214	2	216
	25,660	3,027	28,687

The civil lawsuits are primarily related to compensation claims generally related to flight delays and cancellations, baggage loss and damage. The labor claims primarily consist of discussions related to overtime, hazard pay, risk premium and wage differences.

The provisions related to civil and labor suits, whose likelihood of loss is assessed as probable are as follows:

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

	06/30/2016	12/31/2015
Civil	77	70
Labor	88	74
	165	144

Provisions are reviewed based on the progress of the proceedings and history of losses based on the best current estimate for labor and civil lawsuits.

There are other civil and labor lawsuits assessed by Management and its legal counsel as possible risk of loss, in the estimated amount of R$30 for civil claims and R$65 for labor claims as of June 30, 2016 (R$22 and R$54 as of December 31, 2015, respectively), for which no provisions are recognized.

The tax lawsuits below were evaluated by the Company’s Management and its legal counsels as being relevant and with possible risk of loss as of June 30, 2016:

•   GLAI is discussing the non-incidence of taxation of PIS and COFINS on revenues generated by interest attributable to shareholders’ equity in the amount of R$54 related to the years from 2006 to 2008, paid by its subsidiary GTA Transportes Aéreos S.A., succeeded by VRG on September 25, 2008, 2014 and 2015. According to the opinion of the Company’s legal counsel and based on the jurisprudence occurred in recent events, the Company classified this case as possible loss, without a provision registered for the related amount. Additionally, the Company maintains escrow deposits with Bic Banco with a partial guarantee on the lawsuit of R$28 as disclosed in Note 6.

•   Tax on Services (ISS), the amount of R$19 (R$17 as of December 31, 2015) arising from assessment notices issued by the Municipality of São Paulo against the Company, in the period from January 2007 to December 2010 regarding a possible ISS taxation on partnerships. The classification of possible risk of loss is a result from the matters under discussion and are interpretative, and involve discussions of factual and evidential materials on which there is no final positioning of the Superior Courts.

•   Customs Penalty in the amount of R$43 (R$18 as of December 31, 2015) relating to assessment notices issued against the Company for alleged breach of customs rules regarding procedures for temporary import of aircraft. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

•   BSSF goodwill (BSSF Air Holdings), in the amount of R$46 (R$45 as of December 31, 2015) related to an infraction notice due to the deductibility of the goodwill allocated to future profitability. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

•   VRG’s goodwill in the amount of R$69 (R$66 as of December 31, 2015) resulted from an assessment notice related to the deductibility of the goodwill classified as future profitability. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

•   ICMS in the amount of R$21 (R$20 as of December 31, 2015) from an assessment notice

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

issued for alleged understated (or incomplete declaration) of amounts related to air transportation revenue to the tax authorities of the State of Ceará in 2010 and 2011.

•   Tax on Industrialized Products (IPI): supposedly levied on the importation of aircraft in the amount of R$111 (R$101 as of December 31, 2015).

There are other lawsuits considered by the Company’s Management and its legal counsels as possible risk, in the estimated amount of R$34 (R$58 as of December 31, 2015) which added to the lawsuits mentioned above, totaled R$397 as of June 30, 2016 (R$364 as of December 31, 2015).

22.Equity

22.1.     Capital stock

As of June 30, 2016, the Company’s capital stock was R$3,080, represented by 5,238,421,108 shares, comprised by 5,035,037,140 common shares and 203,383,968 preferred shares. The Fundo de Investimento em Participações Volluto is the Company’s controlling shareholder, which is equally controlled by Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

The Company’s shares are held as follows:

	06/30/2016			12/31/2015
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100.00%	33.88%	61.28%	100.00%	33.88%	61.28%
Delta Airlines, Inc.	-	16.19%	9.48%	-	16.19%	9.48%
JGP Gestão de Recursos LTDA.	-	5.72%	3.35%	-	-	-
Treasury Shares	-	0.49%	0.28%	-	0.75%	0.44%
Other	-	1.14%	0.67%	-	1.05%	0.61%
Free float	-	42.58%	24.94%	-	48.13%	28.19%
	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized capital stock as of June 30, 2016 was R$4.0 billion. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its by-laws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the law terms, in case of capital increase within the authorized limit, the Board of Directors will define the issuance conditions, including pricing and payment terms.

22.2.     Dividends

The Company’s by-laws provide for a mandatory minimum dividend to be paid to common and preferred shareholders, at least 25% of annual adjusted net income after allocation to reserves in accordance with Brazilian Corporation Law (6404/76).

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

22.3.     Treasury Shares

During the six-month period ended June 30, 2016, the Company transferred 535,398 restricted shares to its beneficiaries (1,606,596 restricted shares in the period ended June 30, 2015).

As of June 30, 2016, the Company had 991,371 treasury shares, totaling R$15, with a market value of R$3 (1,526,769 treasury shares, totaling R$23 in treasury shares, with a market value of R$4 as of December 31, 2015).

22.4.     Share-based payments

As of June 30, 2016, the balance of the share-based payments reserve was R$108 (R$103 as of December 31, 2015).

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

22.5.     Equity valuation adjustments

The fair value measurement of financial instruments designated as cash flow hedges is recognized in "Equity valuation adjustments", net of tax effects. The balance as of June 30, 2016 corresponds to a loss, net of taxes, of R$200 (net loss of R$179 as of December 31, 2015) as described in Note 28.

22.6.     Share issuance costs

As of June 30, 2016 and December 31, 2015, the balance of share issuance costs was R$42 for the parent company and R$155 for the consolidated.

23.Revenue

	Consolidated
	Three-month period ended		Six-month period ended
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Passenger transportation	1,934	1,927	4,362	4,249
Cargo	78	79	153	150
Mileage revenue	153	94	297	179
Other revenue (*)	73	169	310	341
Gross revenue	2,238	2,269	5,122	4,919

Related tax	(149)	(138)	(320)	(283)
Net revenue	2,089	2,131	4,802	4,636

(*) Of the total amount, R$117 and R$180 in the three- and six-month periods ended June 30, 2016, respectively (R$66 and R$127, respectively, as of June 30, 2015), consist of revenues from unused passenger tickets, reissued tickets and cancellation of flight tickets.

Revenues are net of federal, state and municipal taxes, which are paid and transferred to the appropriate government entities.

Revenues by geographical location is as follows:

	Consolidated
	Three-month period ended				Six-month period ended
	06/30/2016%		06/30/2015%		06/30/2016%		06/30/2015%
Domestic	1,797	86.0	1,948	91.0	4,006	83.4	4,174	90.0
International	292	14.0	183	9.0	796	16.6	462	10.0
Net revenue	2,089	100	2,131	100.0	4,802	100	4,636	100.0

24.     Costs of services provided, selling and administrative expenses

24.1.   Parent Company

	Parent Company
	Three-month period ended				Six-month period ended
	06/30/2016		06/30/2015		06/30/2016		06/30/2015
	Total	%	Total	%	Total	%	Total	%
Personnel (a)	-	-	(1)	(14.3)	(1)	(0.5)	(3)	(23.9)
Services provided	(5)	(100.0)	(1)	(14.3)	(6)	(2.8)	(2)	(17.1)
Sale-leaseback transactions (b)	-	-	10	142.9	213	98.6	18	146.9
Other operating expenses (c)	10	200.00	(1)	(14.3)	10	4.7	(1)	(5.9)
	5	100.0	7	100.0	216	100.0	12	100.0

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

24.2.   Consolidated

	Consolidated
	Three-month period ended 06/30/2016
	Cost of services provided	Selling expenses	Administrative expenses	Other operating revenues	Total	%
Personnel (a)	(291)	(11)	(80)	-	(382)	16.9
Fuels and lubricants	(592)	-	-	-	(592)	26.2
Aircraft leases	(287)	-	-	-	(287)	12.6
Aircraft insurance	(10)	-	-	-	(10)	0.5
Maintenance and repair materials	(157)	-	-	-	(157)	6.9
Services	(133)	(68)	(76)	-	(277)	12.3
Sales and marketing	-	(132)	-	-	(132)	5.8
Landing and takeoff tariffs	(158)	-	-	-	(158)	7.0
Depreciation and amortization	(110)	-	-	-	(110)	4.9
Other, net	(100)	(13)	(17)	(26)	(156)	6.9
	(1,838)	(224)	(173)	(26)	(2,261)	100.0

	Consolidated
	Three-month period ended 06/30/2015
	Cost of services provided	Selling expenses	Administrative expenses	Other operating revenues	Total	%
Personnel (a)	(332)	(14)	(48)	-	(394)	16.5
Fuels and lubricants	(822)	-	-	-	(822)	34.4
Aircraft leases	(244)	-	-	-	(244)	10.2
Aircraft insurance	(6)	-	-	-	(6)	0.2
Maintenance and repair materials	(127)	-	-	-	(127)	5.6
Services	(109)	(64)	(70)	-	(243)	10.2
Sales and marketing	-	(146)	-	-	(146)	6.1
Landing and takeoff tariffs	(162)	-	-	-	(162)	6.8
Depreciation and amortization	(86)	-	(11)	-	(97)	4.1
Sale-leaseback transactions (b)	-	-	-	10	10	(0.4)
Other, net	(105)	(11)	(33)	-	(149)	6.3
	(1,993)	(235)	(162)	10	(2,380)	100.0

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

	Consolidated
	Six-month period ended 06/30/2016
	Cost of services provided	Selling expenses	Administrative expenses	Other operating revenues	Total	%
Personnel (a)	(616)	(21)	(160)	-	(797)	17.6
Fuels and lubricants	(1,349)	-	-	-	(1,349)	29.7
Aircraft leases	(610)	-	-	-	(610)	13.5
Aircraft insurance	(18)	-	-	-	(18)	0.4
Maintenance and repair materials	(285)	-	-	-	(285)	6.3
Services	(282)	(131)	(136)	-	(549)	12.1
Sales and marketing	-	(251)	-	-	(251)	5.5
Landing and takeoff tariffs	(347)	-	-	-	(347)	7.7
Depreciation and amortization	(225)	-	-	-	(225)	5.0
Sale-leaseback transactions (b)	-	-	-	213	213	(4.7)
Other, net	(205)	(20)	(64)	(26)	(315)	6.9
	(3,937)	(423)	(360)	187	(4,533)	100.0

	Consolidated
	Six-month period ended 06/30/2015
	Cost of services provided	Selling expenses	Administrative expenses	Other operating revenues	Total	%
Personnel (a)	(671)	(29)	(105)	-	(805)	17.0
Fuels and lubricants	(1,608)	-	-	-	(1,608)	34.0
Aircraft leases	(459)	-	-	-	(459)	9.7
Aircraft insurance	(12)	-	-	-	(12)	0.3
Maintenance and repair materials	(274)	-	-	-	(274)	5.8
Services	(213)	(116)	(148)	-	(477)	10.1
Sales and marketing	-	(270)	-	-	(270)	5.7
Landing and takeoff tariffs	(331)	-	-	-	(331)	7.0
Depreciation and amortization	(167)	-	(31)	-	(198)	4.2
Sale-leaseback transactions (b)	-	-	-	19	19	(0.4)
Other, net	(221)	(26)	(68)	-	(315)	6.6
	(3,956)	(441)	(352)	19	(4,730)	100.0

(a)   The Company recognizes expenses for the Audit Committee and the Board of Directors in the "Personnel" line item.

(b)   During the six-month period ended June 30, 2016, the amount of R$213 (R$19 as of June 30, 2015) comprises fully recognized gains related to 7 aircraft under sale-leaseback transactions, of which 6 aircraft were renegotiated, as described in Note 15 (1 aircraft under s sale-leaseback transaction during the six-month the period ended June 30, 2015).

(c)    Includes the loss of R$22 related to the early termination agreements of 2 aircraft under of financial lease.

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

25.Financial income (expenses)

	Parent Company
	Three-month period ended		Six-month period ended
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Financial Income
Income from short-term Investments and investment funds	1	1	3	3
Monetary variation	-	1	1	1
(-) Taxes on financial income(*)	(1)	-	(1)	-
Other	23	-	43	1
	23	2	46	5
Financial expenses
Interest on short and long-term debt	(79)	(57)	(169)	(110)
Bank charges and expenses	(20)	(2)	(23)	(4)
Other	(2)	(3)	(4)	(4)
	(101)	(62)	(196)	(118)

Exchange rate variation, net	384	97	624	(274)

Total	306	37	474	(387)

	Consolidated
	Three-month period ended		Six-month period ended
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Financial Income
Income from derivatives	28	26	45	103
Income from short-term Investments and investment funds	34	33	88	90
Monetary variation	3	6	6	9
Interest income	3	-	3	-
(-) Taxes on financial income(*)	(5)	-	(11)	-
Other	55	4	59	8
	118	69	190	210
Financial expenses
Losses from derivatives	(45)	(33)	(109)	(42)
Interest on short and long-term debt	(178)	(186)	(416)	(359)
Bank charges and expenses	(55)	(7)	(64)	(18)
Losses on short-term Investments and investment funds	-	(13)	-	(39)
Monetary variation	(1)	(1)	(2)	(2)
Other	(75)	(18)	(102)	(32)
	(354)	(258)	(693)	(492)

Exchange rate variation, net	779	205	1,432	(568)

Total	543	16	929	(850)

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

(*) Relative to taxes on financial income (PIS and COFINS), according to Decree 8,426 of April 1, 2015.

26.Segments

Operating segments are defined as business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the relevant decision makers to evaluate performance and allocate resources to the segments. The Company holds two operating segments: flight transportation and the Smiles loyalty program.

The accounting policies of the operating segments are the same as those applied to consolidated quarterly information. Additionally, the Company has distinct natures between the two reportable segments, so there are no common costs and revenues between operating segments.

The Company is the controlling shareholder of Smiles, and the non-controlling interests of Smiles was 46.0% and 45.9% as of June 30, 2016 and 2015, respectively.

The information below presents the summarized financial position related to reportable segments for the periods ended June 30, 2016 and 2015:

26.1.         Assets and liabilities of the operating segments

	06/30/2016
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Assets
Current	1,655	1,134	2,789	(626)	2,163
Noncurrent	6,370	671	7,041	(451)	6,590
Total assets	8,025	1,805	9,830	(1,077)	8,753

Liabilities
Current	4,995	1,105	6,100	(1,065)	5,035
Noncurrent	6,633	233	6,866	239	7,105
Total equity (deficit)	(3,603)	467	(3,136)	(251)	(3,387)
Total liabilities and equity (deficit)	8,025	1,805	9,830	(1,077)	8,753

	12/31/2015
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Assets
Current	1,717	1,447	3,164	(702)	2,462
Noncurrent	7,850	218	8,068	(161)	7,907
Total assets	9,567	1,665	11,232	(863)	10,369

Liabilities
Current	5,324	954	6,278	(734)	5,544
Noncurrent	8,789	223	9,012	136	9,148
Total equity (deficit)	(4,546)	488	(4,058)	(265)	(4,323)
Total liabilities and equity (deficit)	9,567	1,665	11,232	(863)	10,369

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

	06/30/2016
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Net revenue
Passenger (a)	4,085	-	4,085	145	4,230
Cargo and other (a)	366	-	366	(17)	349
Miles revenue (a)	-	700	700	(477)	223
Cost of services provided (b)	(3,856)	(373)	(4,229)	292	(3,937)
Gross profit	595	327	922	(57)	865

Operating income (expenses)
Sales expenses	(428)	(44)	(472)	49	(423)
Administrative expenses	(333)	(27)	(360)	-	(360)
Other operating income, net	187	-	187	-	187
	(574)	(71)	(645)	49	(596)

Equity results	127	(4)	123	(126)	(3)

Financial result
Financial Income	92	103	195	(5)	190
Financial expenses	(699)	-	(699)	6	(693)
Exchange variation, net	1,256	12	1,268	164	1,432
	649	115	764	165	929

Income (loss) before income and social contribution taxes	797	367	1,164	31	1,195

Deferred income and social contribution taxes	(5)	(126)	(131)	3	(128)
Net Income (loss) for the period	792	241	1,033	34	1,067

Income (loss) attributable to equity holders of the parent company	792	129	921	34	955
Income (loss) attributable to non-controlling interests	-	112	112	-	112

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

	06/30/2015
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Net revenue
Passenger (a)	3,958	-	3,958	116	4,074
Cargo and other (a)	464	-	464	(10)	454
Miles revenue (a)	-	521	521	(413)	108
Cost of services provided (b)	(3,956)	(285)	(4,241)	285	(3,956)
Gross profit	466	236	702	(22)	680

Operating revenues (expenses)
Sales expenses	(396)	(38)	(434)	(7)	(441)
Administrative expenses	(343)	(17)	(360)	8	(352)
Other operating income, net	19	-	19	-	19
	(720)	(55)	(775)	1	(774)

Equity results	73	(3)	70	(73)	(3)

Financial result
Financial Income	193	77	270	(60)	210
Financial expenses	(537)	(15)	(552)	60	(492)
Exchange variation, net	(568)	(1)	(569)	1	(568)

Income (loss) before income and social contribution taxes	(1,093)	239	(854)	(93)	(947)

Deferred income and social contribution taxes	(7)	(80)	(87)	6	(81)

Net Income (loss) for the period	(1,100)	159	(941)	(87)	(1,028)

Income (loss) attributable to equity holders of the parent company	(1,100)	87	(1,013)	(87)	(1,100)
Income (loss) attributable to non-controlling interests	-	72	72	-	72

(a)   Eliminations are related to transactions between VRG and Smiles.

(b)   Includes depreciation and amortization expenses in the amount of R$225 in 2016 allocated to the following segments: R$223 for flight transportation and R$3 for the Smiles loyalty program (R$197 and R$1, respectively, as of June 30, 2015).

In the individual quarterly forms of the subsidiary Smiles, which corresponds to the Loyalty Program segment, and in information provided to the main operational decision makers, revenue is recognized when miles are redeemed by participants. From the perspective of the loyalty segment, this measurement is appropriate since this is when the revenue recognition cycle is complete, and Smiles transfers to VRG the obligation to provide services or deliver products to its customers.

However, from a consolidated perspective, the revenue recognition cycle related to miles exchanged for flight tickets is only complete when the passengers are effectively transported. Therefore, for purposes of reconciliation of the consolidated assets, liabilities and results, as well as for consolidation and equity accounting purposes, the Company performed, in addition to eliminations, an adjustment to results as yet unrealized in the Smiles Program’s revenues. As a result, from the consolidated perspective, the miles used to redeem airline tickets are only recognized in revenues when passengers are transported by VRG in accordance with accounting practices adopted by the Company.

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

27.Commitments

As of June 30, 2016, the Company had 121 firm orders for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimated contractual price increases during the construction phase. The approximate amount of firm orders, not including contractual discounts, is R$47,580 (corresponding to US$14,823 on balance sheet date), classified by period as shown below:

	06/30/2016	12/31/2015
2016	274	1,338
2017	-	-
2018	1,760	2,142
2019	2,874	3,496
2020	4,404	5,357
2021 onwards	38,268	46,554
	47,580	58,887

As of June 30, 2016, of the above-mentioned commitments, the Company has to pay the amount of R$6,943 (corresponding to US$2,163 at the balance sheet date) in advance payments for aircraft acquisition, by period, as shown below:

	06/30/2016	12/31/2015
2016	-	7
2017	282	344
2018	797	579
2019	649	790
2020	823	1,001
2021 onwards	4,392	4,660
	6,943	7,381

The portion financed by long-term loans with U.S. Ex-Im Bank guarantees for aircraft corresponds to approximately 85% of the aircraft total cost. Other agents finance the acquisitions with equal or higher percentages, reaching up to 100%.

The Company makes payments for aircraft acquisitions using its own funds, loans, cash provided by operating activities, short-and medium-term credit facilities and supplier financing.

The Company leases its entire fleet of aircraft through the combination of operating and finance lease agreements. As of June 30, 2016, the total fleet consisted of 139 aircraft, 102 of which were operating leases and 37 finance leases, of which 33 aircraft are under financial leases with purchase options. During the period ended June 30, 2016, the Company performed the following movement in its aircraft fleet: i) receipt 2 aircraft; ii) return of 7 aircraft, of which 4 classified operating lease contracts and 3 under finance lease contracts.

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

27.1. Operational leases

Future payments of non-cancelable operational lease contracts denominated in US dollars are as follows:

	06/30/2016	12/31/2015
2016	524	1,270
2017	989	1,128
2018	888	1,001
2019	819	905
2020	780	855
2021 onwards	2,489	2,591
Total minimum lease repayments	6,489	7,750

27.2. Sale-leaseback transactions

The Company recorded a net gain of R$213 arising from 7 aircraft sale-leaseback transactions (net gain of R$19 related to 4 aircraft in the period ended June 30, 2015). Since gains or losses on sale-leaseback transactions will not be offset against future lease payments and were negotiated at fair value of aircraft, these gains were recognized directly in the profit or loss for the period.

28.Financial instruments and risk management

Operational activities expose the Company and its subsidiaries to market risk (fuel prices, currency exchange rate and interest rate), credit risk and liquidity risk. These risks may be mitigated through the use oil, US dollar and interest-rate swap derivatives, futures and options.

Financial instruments are managed by the Risk Committee in line with the Risk Management Policy approved by the Risk Policy Committee and submitted to the Board of Directors. The Risk Policy Committee sets guidelines and limits and monitors controls, including mathematical models used to continuously monitor exposures and potential financial impacts, and also prevents the use of financial instruments for speculative trading.

The Company does not hedge its total risk exposure, and is, therefore, subject to market fluctuations for a significant portion of its exposed assets and liabilities. Decisions on the portion to be hedged depend on the financial risks and costs of hedging and are determined and reviewed at least quarterly in line with Risk Policy Committee strategies. Gains or losses arising from these transactions and the application of risk management controls are part of the Committee's monitoring remit and have been satisfactory to the proposed objectives.

The accounting classifications of the Company's consolidated financial instruments on June 30, 2016 and December 31, 2015 are shown below:

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

	Measured at fair value through profit or loss		Measured at amortized cost (c)
	06/30/2016	12/31/2015	06/30/2016	12/31/2015
Assets
Cash and cash equivalents	379	737	228	335
Short-term investments (a)	216	228	181	264
Restricted cash	361	735	-	59
Rights arising from derivative transactions	-	2	-	-
Trade Receivables	-	-	763	463
Deposits (b)	-	-	735	691
Other credits	-	-	89	59

Liabilities
Debt	-	-	6,954	9,305
Suppliers	-	-	866	901
Obligations arising from derivative transactions	178	141	-	-

(a)     The Company manages part of its financial investments as 'held for trading' in order to meet its near-term cash needs.

(b)     Excluding judicial deposits, as described in Note 10.

(c)     Items classified as amortized cost refer to credits, obligations or debt issues involving private institutions in which, in any cases of early settlement, there are no substantial alterations in relation to the amounts recognized except amounts related to Perpetual Bonds and Senior Notes as disclosed in Note 17. Fair values are approximately the same as book values due to the short term-maturities of these assets and liabilities.

As of June 30, 2016 and December 31, 2015, the Company did not have financial assets classified as available for sale.

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

The Company's derivative financial instruments were recorded in the following line items:

	Foreign currency	Interest rate	Total
Assets (Liabilities) as of December 31, 2015 (*)	2	(141)	(139)
Fair value variations:
Gains recognized in profit or loss (A)	(43)	-	(43)
Losses recognized in other comprehensive income (loss)	-	(59)	(59)
Settlements during the period	24	39	63
Liabilities as of June 30, 2016 (*)	(17)	(161)	(178)

Changes in other comprehensive income	Foreign currency	Interest rate	Total
Balances as of December 31, 2015	-	(179)	(179)
Fair value adjustments during the period	-	(59)	(59)
Net reversals to profit or loss (B)	-	27	27
Tax effects	-	11	11
Balances as of June 30, 2016	-	(200)	(200)

Effects on profit/loss (A + B)	(43)	(27)	(70)

Recognized in operating income	-	(6)	(6)
Recognized in financial income	(43)	(21)	(64)

(*)   Classified as "Rights arising from derivative transactions" if the balance is an asset or "Obligations arising from derivative transactions" if the balance is a liability.

The Company may adopt hedge accounting for derivatives contracted to hedge cash flow and that qualify for this classification as per CPC38 - Financial Instruments - Recognition and Measurement. As of June 30, 2016, the Company uses interest rate as cash flow hedge and foreign exchange and fuel derivatives as economic hedges.

The Company holds hedge margin deposits in guarantee for derivative transactions as per Note 6.

a)   Market risks

          i.       Fuel risk

Aircraft fuel prices vary due to the volatility of the price of crude oil and its by-products. In order to mitigate any losses from changes in the fuel market, the Company contracts derivative financial instruments referenced mainly to crude oil and, eventually, to their by-products (Heating Oil). The local supplier is also procured for future fuel deliveries at predetermined prices. During the period ended June 30, 2016, the Company had no outstanding fuel derivatives.

         ii.       Foreign currency risk

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

Currency risk arises from the possibility of unfavorable fluctuation of foreign currencies to which the Company’s liabilities or cash flows are exposed. The Company contracts derivative financial instruments in US dollars. In the period ended June 30, 2016, the Company recognized a loss on foreign exchange hedges in the amount of R$43 (a gain of R$58 in the period ended June 30, 2015).

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

Exposure to exchange rates is summarized below:

	Parent Company		Consolidated
	06/30/2016	12/31/2015	06/30/2016	12/31/2015
Assets
Cash, short-term investments and restricted cash	229	565	497	972
Trade receivables	-	-	78	57
Deposits	-	-	735	691
Gains on hedge transactions	-	-	-	2
Other	-	-	-	4
Total assets	229	565	1,310	1,726

Liabilities
Foreign suppliers	3	-	83	113
Loans and financing	3,585	4,367	4,010	5,034
Finance lease payable	-	-	1,922	2,993
Other leases payable	-	-	100	179
Provision for return of aircraft and engines	-	-	586	725
Payables to related companies	-	28	-	-
Total liabilities	3,588	4,395	6,701	9,044
Currency exposure in Brazilian Reais	3,359	3,830	5,391	7,318

Commitments not recorded in the statements of financial position
Future commitments resulting from operating leases	-	-	6,489	7,750
Future commitments resulting from firm aircraft orders	47,580	58,887	47,580	58,887
Total	47,580	58,887	54,069	66,637

Total foreign currency exposure R$	50,939	62,717	59,460	73,955
Total foreign currency exposure US$	15,870	16,062	18,525	18,940
Exchange rate (R$/ US$)	3.2098	3.9048	3.2098	3.9048

        iii.       Interest rate

The Company is exposed to future finance lease transactions including installments to be paid that are exposed to LIBOR variations through the date of aircraft delivery. In order to mitigate these risks, the Company holds swap derivatives based on LIBOR. In the period ended June 30, 2016, the Company recognized a total loss with interest hedge transactions in the amount of R$27 (a loss of R$2 in the period ended June 30, 2015).

As of June 30, 2016, the Company and its subsidiaries hold LIBOR derivatives recorded as hedge accounting.

b)   Credit risk

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

The credit risk is inherent in the Company’s operating and financing activities, mainly represented by trade receivables, cash and cash equivalents, and short-term investments. Trade receivables credit risk consists of amounts falling due from credit card operators, travel agencies, installments sales and government entities, which leaves the Company exposed to a small portion of the credit risk of individuals and other entities. Credit limits are set for all customers based on internal credit rating criteria. Customer creditworthiness is assessed based on an internal system of extensive credit rating. Outstanding trade receivables are frequently monitored by the Company.

Derivative financial instruments are contracted in the over-the-counter market (OTC) with counterparties rated investment grade or higher, or in a commodities and futures exchange (BM&FBOVESPA or NYMEX), thus substantially mitigating credit risk. Financial assets are realized with counterparties rated investment grade or higher by S&P or Moody's. The Company's obligation is to evaluate counterparty risk involved in financial instruments and periodically diversify its exposure.

c)   Liquidity risk

The Company is exposed to two different types of liquidity risk: (i) market liquidity, which varies depending on the types of assets and markets in which assets are traded, and (ii) cash flow liquidity related to difficulties in meeting our contracted operating obligations at the maturity dates. There are uncertainties that affect the Company's solvency and measures to mitigate these uncertainties are shown in Note 1.1. In order to manage liquidity risk, the Company invests its funds in liquid assets (government bonds, CDBs and investment funds with daily liquidity) and its Cash Management Policy requires the weighted average maturity of its debt to be longer than the weighted average term of its investment portfolio.

The schedule of maturity of the Company's financial liabilities on June 30, 2016 is as follows:

	Less than 6 months	6 to 12 months	1 to 5 years	More than 5 years	Total
Short and long-term debt	282	716	3,770	2,186	6,954
Suppliers	866	-	-	-	866
Salaries	148	108	-	-	256
Tax payable	118	-	42	-	160
Taxes and airport fees	278	-	-	-	278
Obligations arising from derivative transactions	178	-	-	-	178
Provisions	93	68	193	398	752
Other liabilities	81	45	31	21	178
As of June 30, 2016	2,044	937	4,036	2,605	9,622

d)   Capital management

The Company uses alternative sources of capital to meet its operational requirements and to ensure that its capital structure takes into account suitable parameters for the financial costs, the maturities of funding and its guarantees. The Company monitors its financial leverage ratio, which corresponds to net debt, including short and long-term debt, divided by total equity (deficit).

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

The following table shows the financial leverage ratio as of June 30, 2016 and December 31, 2015:

	Consolidated
	06/30/2016	12/31/2015
Total loans and financing	6,954	9,305
Cash and cash equivalents	(607)	(1,072)
(-) Short-term investments	(397)	(492)
(-) Restricted cash	(361)	(735)
A - Net debt	5,589	7,006
B - Total equity (deficit)	(3,387)	(4,323)
C = (A + B) - Total capital	2,202	2,683

The Company remains committed to maintaining high liquidity and an amortization profile without pressure on the short-term refinancing.

e)   Sensitivity analysis of financial instruments

The sensitivity analysis of financial instruments has been prepared in accordance with CVM Instruction 475/08 in order to estimate the impact on fair value of financial instruments traded by the Company in three scenarios for each risk variable: the most likely scenario in the Company's assessment (which is levels of demand remaining unchanged); a 25% deterioration (possible adverse scenario) in the risk variable; a 50% deterioration (remote adverse scenario).

The estimates shown do not necessarily reflect amounts to be stated in the next quarterly reports. The use of different methodologies may have a material effect on estimates.

The tables below show sensitivity analyses for exposure to foreign currency exchange rates, outstanding derivatives positions and interest rate variations as of June 30, 2016 for market risks that management believes are material. The positive amounts shown are net asset exposures (assets greater than liabilities) while negative values shown are net liability exposures (liabilities greater than assets).

Parent Company

Currency risk

As of June 30, 2016, the Company has a net foreign exchange exposure of R$3,359. On the same date, the Company adopted the R$3.2098/US$ exchange rate corresponding to the month's closing rate announced by the Central Bank of Brazil, as probable scenario, and other scenarios shown as follows:

Instrument	Risk	Exposure Amount (*)	-50%	-25%	+25%	+50%
			R$2.4074/USD	R$1.6049/USD	R$2.4074/USD	R$4.8147/USD
Liabilities, net	US dollar appreciation	(3,359)	(1,680)	(2,519)	(4,199)	(5,039)

  (*) Negative amounts correspond to net losses expected in case of dollar variation.

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

Consolidated

i)       Fuel risk

As of June 30, 2016, the Company had no derivative instruments to hedge fuel price risk.

ii)      Currency risk

As of June 30, 2016, the Company holds US dollar derivative contracts in the notional amount of US$54 maturing through September 2016, and a net foreign exchange exposure of R$5,391. On the same date, the Company adopted the R$3.2098/US$ exchange rate corresponding to the month's closing rate announced by the Central Bank of Brazil, as probable scenario, and other scenarios shown as follows:

Instrument	Exposure amount (*)	-50%	-25%	+25%	+50%
		R$1.6049/USD	R$2.4074/USD	R$4.0123/USD	R$4.8147/USD
Liabilities, net	(5,391)	(2,696)	(4,043)	(6,739)	(8,087)
Derivatives	(178)	(89)	(134)	(223)	(267)
	(5,569)	(2,785)	(4,177)	(6,961)	(8,354)

(*) The Company believes that its liabilities exposed to the US dollar on June 30, 2016 correspond to the probable scenario.

(**)  Negative amounts correspond to net losses expected in case of dollar variation.

iii)     Interest-rate risk

As of June 30, 2016, the Company holds financial investments and debt with different types of rates and position in LIBOR derivatives. Its sensitivity analysis of non-derivative financial instruments examined the impact on annual interest rates only for positions with material amounts on June 30, 2016 (see Note 17) that were exposed to fluctuations in interest rates, as the scenarios below show:

Instrument	Risk	Exposure amount	Possible adverse scenario 25%	Remote adverse scenario 50%
Financial debt net of short-term investments (*)	Increase in the CDI rate	(274)	(127)	(152)
Derivatives	Decrease in the LIBOR rate	(161)	(10)	(29)

(*)   Total invested and raised in the financial market at the CDI rate. A negative amount means more funding than investment.

Fair value measurement of financial instruments

In order to comply with the disclosure requirements for financial instruments measured at fair value, the Company and its subsidiaries must classify its instruments in Levels 1 to 3, based on observable fair value levels:

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

•       Level 1: Fair value measurements obtained from prices quoted (not adjusted) in identical active or passive markets;

•       Level 2: Fair value measurements obtained through variables other than the price quotes included in Level 1 that are observable for the asset or liability, either directly (such as prices) or indirectly (derived from prices); and

•       Level 3: Fair value measurements obtained by using valuation methods that include the asset or liability but are not based on observable market data (unobservable data).

The following table shows a summary of the Company’s and its subsidiaries’ financial instruments measured at fair value, including their respective classifications of valuation methods as of June 30, 2016 and December 31, 2015:

	06/30/2016		12/31/2015
	Book value	Other significant observable factors (Level 2)	Book value	Other significant observable factors (Level 2)
Cash and cash equivalents	379	379	737	737
Short-term investments	216	216	228	228
Restricted cash	361	361	735	735
Rights arising from derivative transactions	-	-	2	2
Obligations arising from derivative transactions	(178)	(178)	(141)	(141)

29.Non-cash transactions

Consolidated

In the period ended June 30, 2016, the Company increased its property and equipment by R$65 (R$18 in the period ended June 30, 2015) related to additional provisions for return of aircraft.

In the period ended June 30, 2016, the subsidiary Smiles acquired the right of use and additional licenses of software used in the operation, totaling R$22. The full outstanding amount is in the “suppliers” line.

Additionally, the Company renegotiated finance lease agreements in the amount of R$445, with a counter entry in assets as property and equipment under finance lease.

30.Insurance

As of June 30, 2016, insurance coverage, by nature, for the aircraft fleet and in relation to maximum indemnifiable amounts denominated in US dollars is as follows:

Aviation	In Brazilian Reais	In US dollars
Guarantee - hull/war	14,252	4,440
Civil liability per event/aircraft (*)	2,407	750
Inventories (local) (*)	449	140

(*)   Amounts per event and annual aggregate.

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

Under Law 10744 of October 09, 2003, the Brazilian government will cover any civil-liability expenses to third parties caused by acts of war or terrorism in Brazil or elsewhere up to a total of the equivalent of US$1,000,000,000 in Brazilian Reais as of September 10, 2001, through which VRG may be subject to claims.

Notes to the quarterly information - ITR June 30, 2016 (In millions of Brazilian Reais - R$, except when otherwise indicated)

31.     Subsequent events

a)     On July 07, 2016, the Company announced the result of the proposal for the swap of Senior Bonds maturing in 2017, 2020, 2022 and 2023, together with Perpetual Bonds. The result of the swap offers will reduce the Company’s total debt by US$102 (R$327), with a cash consumption of US$14, and will result in savings in annual interest expenses of US$9.

b)    On July 22, 2016, the subsidiary Smiles approved the granting of loan to its associate Netpoints, in the total net amount of R$4, with an interest rate equivalent to the CDI, and maturing on September 10, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.